THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

82-4345

January 29, 2002

02015013

02 FEB -8 AM 8:14

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to made public and file with the SET:

1. Documents filed or required to made public and file with the SET translated into English
2. Audited Financial Statements
   - The Bank's Interim Financial Statements for the quarter and nine-month period ended September 30, 2001

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,

(Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning & Information Dept.

1. Documents filed or required to made public and file with the SET translated into English.
   - List of Information furnished to made public and file with the SET distributed since October 19, 2001.

Document No.	Date Published, or distributed	Document
1	October 19, 2001	Notification as to the result of Conversion of Subordinated Convertible Debenture
2	November 2, 2001	Result of ECD Conversion
3	November 14, 2001	SCB sold 106,250,000 shares in ITV PCL
4	November 20, 2001	SCB sold 106,250,000 shares in ITV PCL
5	November 21, 2001	Submission of the balance sheet (per form C.B.1.1) as at October 31,2001
6	November 29, 2001	Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (SCB-W)
7	November 30, 2001	SCB sold 420 shares in Thai Fuji Xerox Co.,Ltd
8	December 3, 2001	Result of ECD Conversion
9	December 4, 2001	Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares
10	December 11, 2001	SCB sold 10,500,000 shares in ITV PCL
11	December 21, 2001	Submission of the balance sheet (per form C.B.1.1) as at November 30, 2001

- List of Information furnished to made public and file with the SET distributed since July 11, 2001. (Continued)

Document No.	Date Published, or distributed	Document
12	December 24, 2001	SCB invested 89,046,503 new ordinary shares of WFC Public Company Limited
13	December 25, 2001	SCB has invested in ordinary shares of SG LAND Co.,Ltd
14	December 26, 2001	Result of warrant exercise for preferred shares
15	December 28, 2001	SCB has invested in ordinary shares of Cambodian Commercial Bank
16	January 2, 2002	SCB invested 46,167,850 new ordinary shares of Sri U-Thong Co.,Ltd
17	January 2, 2002	SCB invested 37,531,048 new ordinary shares of Bangkok Crystal Co.,Ltd
18	January 3, 2002	SCB sold 99,993 shares in Siam Appraisal and Service Co.,Ltd
19	January 3, 2002	Result of ECD Conversion
20	January 4, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
21	January 14, 2002	SCB to submit appeal on SEC's suspension on sales agent for share issue
22	January 21, 2002	SCB bought 600,000 new ordinary shares in Siam Pitiwat Co.,Ltd

2. Audited Financial Statements

- The Bank's Interim Financial Statements for the quarter and nine-month period ended September 30, 2001

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders distributed since October 18, 2001.

Document No.	Date Published, or distributed	Document
1	October 18, 2001	Change in the SCB's Board of Directors
2	October 19, 2001	Notification as the result of Conversion of Subordinated Convertible Debenture
3	November 29, 2001	Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (SCB-W)
4	December 4, 2001	Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares
5	December 26, 2001	Result of warrant exercise for preferred shares
6	January 4, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
7	January 9, 2002	Expiration of the warrants to purchase Siam Commercial Bank's preferred shares issued by the Ministry of Finance (SCB-C1)
8	January 21, 2002	Change in the SCB's Board of Directors

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Ratchada Bhisek Road, Bangkok 10900.
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai Text
No. Tor Thor. 14-440833 19 October , 2001

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of October 16, 2001)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,270,110
	Debentures requested conversion	-
	Outstanding unconverted debentures	4,729,890
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	42,336,975
	Requested - conversion - common - stocks	-
	Outstanding common stocks for conversion	157,663,025
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	-

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Registrar 1 Team
Capital Market Department
Tel : 544 - 3943- 48

Date	:	November 2, 2001
SCB	:	Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of October 2001

Date : 14 November , 2001

SCB SOLD 106,250,000 SHARES IN ITV PCL.

Transaction Date	:	13 November ,2001
Involved Parties	:	Seller – Siam Commercial Bank PCL. (SCB) Buyer – Shin Corporation PCL. (SHIN)
Transaction Asset	:	Ordinary Share of ITV PCL.
Objection	:	To reduce investment proportion of SCB in ITV PCL.
Type of Business	:	Independent Television Station, UHF system
Registered Capital	:	6,000,000,000 Baht divided into 600,000,000 ordinary shares Par value 10.00 Baht /share
Paid – Up Capital	:	4,250,000,000 Baht divided into 425,000,000 ordinary shares Par value 10.00 Baht /share
Number of Shares	:	106,250,000 Shares
Selling Price	:	10.6573 Baht /Share
Value of Transaction	:	1,132,338,125 Baht
Proportion	:	After this transaction, SCB will held 31.00% in ITV PCL.
Transaction Size	:	0.48 % of SCB's shareholders' equity ,hence it does not come under SET rule on connected transaction

Date	:	20 November, 2001

SCB SOLD 106,250,000 SHARES IN ITV PCL.

Transaction Date	:	19 November ,2001
Involved Parties	:	Seller – Siam Commercial Bank PCL. (SCB) Buyer – Shin Corporation PCL. (SHIN)
Transaction Type	:	Sell shares in Tender Offer
Transaction Asset	:	Ordinary Share of ITV PCL.
Objection	:	To reduce investment proportion of SCB in ITV PCL.
Type of Business	:	Independent Television Station, UHF system
Registered Capital	:	6,000,000,000 Baht divided into 600,000,000 ordinary shares Par value 10.00 Baht /share
Paid – Up Capital	:	4,250,000,000 Baht divided into 425,000,000 ordinary shares Par value 10.00 Baht /share
Number of Shares	:	42,802,623 Shares
Selling Price	:	10.6573 Baht /Share
Value of Transaction	:	456,160,394 Baht
Proportion	:	After this transaction, SCB will held 20.93% in ITV PCL.
Transaction Size	:	0.195% of SCB's shareholders' equity ,hence it does not come under SET rule on connected transaction

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

PI. 2-440230 November 21, 2001

Subject : Submission of the balance sheet (per form C.B.1.1) as at October 31, 2001

To : President, the Stock Exchange of Thailand

The Bank is pleased to submit a copy of the Summary Statement of Liabilities and Assets (C.B.1.1) as at October 31,2001. This report has already been remitted by electronic media (ELCID) to the Stock Exchange of Thailand.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank Public Company Limited

Sataporn Jinachitra

(Mr.Sataporn Jinachitra)
Senior Executive Vice President

TRANSLATION

C.B.1.1

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets

As of October 31, 2001

Assets	Baht	Liabilities	Baht
Cash	8,713,757,652.34	Deposits	608,365,767,888.72
Interbank and money market items	80,619,529,811.81	Interbank and money market items	12,783,422,807.96
Securities purchased under resale agreements	21,300,000,000.00	Liabilities payable on demand	2,576,085,267.74
Investments in securities, net	129,877,951,141.51	Securities sold under repurchase agreements	-
(with obligations Baht 18,994,290,000.00)		Borrowings	25,728,407,801.13
Credit advances (net of allowance for doubtful accounts)	439,229,990,985.68	Bank's liabilities under acceptances	488,074,359.76
Accrued interest receivables	2,359,228,946.04	Other liabilities	14,087,452,777.83
Properties foreclosed	11,067,925,774.42	**Total Liabilities**	**664,029,210,903.14**
Customers' liabilities under acceptances	488,074,359.76	**Shareholders' Equity**	
Premises and equipment, net	19,826,597,014.33	Paid-up share capital	
Other assets	13,156,874,606.76	(registered share capital Baht 70,000,000,000.00)	31,311,547,150.00
		Reserves and net profit after appropriation	20,142,953,866.03
		Other reserves and profit and loss account	11,156,218,373.48
		Total Shareholders' Equity	**62,610,719,389.51**
Total Assets	**726,639,930,292.65**	**Total Liabilities and Shareholders' Equity**	**726,639,930,292.65**
Customers' liabilities under unmatured bills	3,794,462,512.15	Bank's liabilities under unmatured bills	3,794,462,512.15
Total	**730,434,392,804.80**	**Total**	**730,434,392,804.80**

	Baht
Non-Performing Loans	100,664,684,000.00
(21.39 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	25,306,895,144.15
Loans to related asset management companies	Nil
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	78,695,902,538.68
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section...	Nil
International Banking Facility's asstes and liabilites	
Total assets	9,055,714,330.85
Total liabilities	44,229,793.78
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,235,969,039.06
Letters of credit	9,152,145,883.13

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  : Premium on preferred share and ordinary share
  : Appropriated and unappropriated retained earnings as at the end of the previous year
  : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  : Unrealized increment per land and premises appraisal
  : Currency translation adjustment
  : Profit (loss) of the current year

B) Loans to related parties were loans to the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements.
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder.

A list of related companies was presented in the notes to the financial statements.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 440055 November 29, 2001

President,

The Stock Exchange of Thailand

Re: Change in the exercise date of warrants to purchase preferred shares of
Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

Since December 22, 2001 is a bank holiday, the exercise date will be changed as follows:

Notice of exercise period:	December 8-21, 2001
Exercise date:	December 24, 2001
Place:	Siam Commercial Bank PCL's head office and all branches

Exercise procedure:

1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours:

   09.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan

   08.30 a.m. - 15.30 p.m. for other provincial branches

2. Form of exercise notice is obtainable at the Bank's head office and

3. The following documents must be delivered for the exercise

   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in

   (2) Warrant certificates in the amount specified in the notice of exercise

   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.

Warrant exercise by non-Thai persons: Non –Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

Sataporn Jinachitra

(Mr Sataporn Jinachitra)

Date : 30/11/44

Attention : คุณเสาวนีย์

SCB SOLD 420 SHARES IN THAI FUJI XEROX COMPANY LIMITED

Transaction Date	: November 29 ,2001
Involved Parties	: Buyer – Fuji Xerox Asia Pacific Pte. Ltd. Seller – Siam Commercial Bank PCL. (SCB)
Transaction Asset	: Ordinary Share of Thai Fuji Xerox Co.,Ltd.
Objection	: To Reduce Investment Proportion of SCB in Thai Fuji Xerox Co.,Ltd.
Type of Business	: Trading and rendering services for copiers and other related office equipment and providing office equipment for rent
Registered Capital	: 40,000,000 Baht
Paid – Up Capital	: 40,000,000 Baht
Number of Shares	: 4,000
Par Value	: 10,000 Baht per Share
Type of Transaction	: SCB sold in ordinary shares of Thai Fuji Xerox Co.,Ltd.
Number of Shares	: 420
Selling Price	: 329,000 Baht per Share
Value of Transaction	: 138,180,000 Baht
Proportion	: SCB will maintain its investment proportion in Thai Fuji Xerox Co.,Ltd.9.50%, after completing this transaction
Transaction Size	: 1.5173% of Net Income

Date : December 3, 2001

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of November 2001

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- TRANSLATION FROM THAI TEXT -

BSS 440056 December 4, 2001

President,

The Stock Exchange of Thailand

Re: Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

Since December 31, 2001 is a bank holiday, the conversion date will be changed as follows:

Conversion Notice December 14 – 28, 2001

Exercise Date December 28, 2001

Exercise Procedure

(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(3) Documents required to be delivered for conversion are:

1. form of conversion notice as prescribed by the Bank;
2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

Sataporn Jinachitra

(Mr. Sataporn Jinachitra)

Senior Executive Vice President

Date : 11 December 2001

SCB SOLD 10,500,000 SHARES IN ITV PCL.

Transaction Date	:	7 December 2001
Involved Parties	:	Seller – Siam Commercial Bank PCL. (SCB)
		Buyer – Shin Corporation PCL. (SHIN)
Transaction Type	:	Sell shares in Tender Offer
Transaction Asset	:	Ordinary Share of ITV PCL.
Objection	:	To reduce investment proportion of SCB in ITV PCL.
Type of Business	:	Independent Television Station, UHF system
Registered Capital	:	6,000,000,000 Baht divided into 600,000,000 ordinary shares
		Par value 10.00 Baht /share
Paid – Up Capital	:	4,250,000,000 Baht divided into 425,000,000 ordinary shares
		Par value 10.00 Baht /share
Number of Shares	:	10,500,000 Shares
Selling Price	:	10.6573 Baht /Share
Value of Transaction	:	111,901,650 Baht
Total shares sold in Tender Offer	:	14 November 2001 sold 42,802,623 shares
		4 December 2001 sold 10,500,000 shares
		Total 53,302,623 shares
Value of Tender offer Transaction	:	568,062,044.10 Baht
Proportion	:	After this transaction, SCB will hold 18.46 % in ITV PCL.
Transaction Size	:	0.0470 % of SCB's shareholders' equity.
		The transaction size (including14 November, 2001 's tender offer) Amount is 0.2385% of SCB's shareholders' equity which does not come under SET rule on connected transaction.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

PI. 2-440245 December 21, 2001

Subject : Submission of the balance sheet (per form C.B.1.1) as at November 30, 2001

To : President, the Stock Exchange of Thailand

The Bank is pleased to submit a copy of the Summary Statement of Liabilities and Assets (C.B.1.1) as at November 30,2001. This report has already been remitted by electronic media (ELCID) to the Stock Exchange of Thailand.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank Public Company Limited

Sataporn Jinachitra

(Mr.Sataporn Jinachitra)
Senior Executive Vice President

TRANSLATION

C.B.1.1

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets

As of November 30, 2001

Assets	Baht	Liabilities	Baht
Cash	9,415,858,165.79	Deposits	600,504,664,827.90
Interbank and money market items	82,278,021,274.01	Interbank and money market items	12,393,351,986.25
Securities purchased under resale agreements	24,020,000,000.00	Liabilities payable on demand	2,087,478,177.11
Investments in securities, net	121,682,008,645.03	Securities sold under repurchase agreements	-
(with obligations Baht 18,994,290,000.00)		Borrowings	25,579,009,602.08
Credit advances (net of allowance for doubtful accounts)	432,971,977,843.34	Bank's liabilities under acceptances	436,581,482.24
Accrued interest receivables	2,423,568,423.29	Other liabilities	16,332,141,279.11
Properties foreclosed	11,301,824,018.81	**Total Liabilities**	**657,333,227,354.69**
Customers' liabilities under acceptances	436,581,482.24	**Shareholders' Equity**	
Premises and equipment, net	19,769,841,901.03	Paid-up share capital	
Other assets	16,751,890,099.77	(registered share capital Baht 70,000,000,000.00)	31,311,547,150.00
		Reserves and net profit after appropriation	20,627,128,830.28
		Other reserves and profit and loss account	11,779,668,518.34
		Total Shareholders' Equity	**63,718,344,498.62**
Total Assets	**721,051,571,853.31**	**Total Liabilities and Shareholders' Equity**	**721,051,571,853.31**
Customers' liabilities under unmatured bills	3,332,234,773.96	Bank's liabilities under unmatured bills	3,332,234,773.96
Total	**724,383,806,627.27**	**Total**	**724,383,806,627.27**

	Baht
Non-Performing Loans	99,969,496,000.00
(21.46 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	24,392,686,374.39
Loans to related asset management companies	Nil
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	78,674,083,499.73
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section 9 bis	63,600.00
International Banking Facility's asstes and liabilites	
Total assets	9,029,169,940.86
Total liabilities	33,083,721.47
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,169,384,514.46
Letters of credit	8,551,585,560.29

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

http://www.scb.co.th

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  : Premium on preferred share and ordinary share
  : Appropriated and unappropriated retained earnings as at the end of the previous year
  : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  : Unrealized increment per land and premises appraisal
  : Currency translation adjustment
  : Profit (loss) of the current year

B) Loans to related parties were loans to the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements.
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder.

A list of related companies was presented in the notes to the financial statements.

Date : 24/12/44

Attention : คุณเสาวนีย์

SCB INVESTED 89,046,503 NEW ORDINARY SHARES OF WFC PUBLIC COMPANY LIMITED

Transaction Date : December 21, 2001

Transaction Asset : New Ordinary Share of WFC Public Company Limited.

Objective : Debt Restructuring

Type of Business : Manufacturer and exporter of sport shoes under the trademark of "REEBOK"

Previous Registered Capital : Baht 280.00 MM.(Paid up Capital 280.00 MM.)

Par Value : 10 Baht per Share

Type of Transaction : SCB invested in new ordinary shares of WFC Public Company Limited.

Type of Transaction	Par Value (Baht)	Buying Price (Baht)	Number of Shares/ (Shares)	Value of Transaction (Baht)
SCB				
- New Ordinary Shares	10	3.10	89,046,503	276,044,160
- Warrant	-	-	59,364,335	-0-

New Registered Capital : Baht 16,812.38 MM. (Paid up Capital 6,328.46 MM.)

Proportion : After this transaction, SCB will maintain its investment proportion of 14.09% in WFC Public Company Limited.

Transaction Size : 0.0384% of SCB's Net Asset Value,hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

Date : 25/12/44

ATTN : คุณเสาวนีย์

SCB has invested in ordinary shares of SG LAND Co.,Ltd

Transaction Date : 24 December 2001

Transaction Asset : Ordinary Share of Sg land Co.,Ltd

Objective : Debt restructuring

Type of Business : Property Development

Registered and Paid in Capital : 225,000,000 Baht divided into 45,000,000 shares with the par value of 5 baht per share

Number of Shares : 1,350,000 Shares

Value of Investment : 1.00 Baht

Percentage of Shares :

	Share amount	%
Current share amount	11,700,000	26.00
New share amount	1,350,000	3.00
Total share amount	13,050,000	29.00

Transaction Size : 0.00% of SCB 's Net Asset Value,hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS. 440058 December 26, 2001

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For December 24, 2001 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

Sataporn Jinachitra

(Mr.Sataporn Jinachitra)

Senior Executive Vice President

Date	:	28 December 2001
Attn.	:	คุณเสาวนีย์

SCB has invested in ordinary shares of Cambodian Commercial Bank

Transaction Date	:	27 December 2001
Transaction Assets	:	Ordinary shares of Cambodian Commercial Bank
Objective	:	To comply with the National Bank of Cambodia's new regulation for foreign banks having minimum paid-in capital of USD 13,000,000.00
Type of Business	:	Commercial bank
Previous Registered Capital	:	USD 10,000,000.00
Type of Transaction	:	Purchase newly issued ordinary shares of Cambodian Commercial Bank
Number of Shares	:	30,000 shares
Price per share	:	USD 100.00 per share
Value of Investment	:	USD 3,000,000.00
New Registered Capital	:	USD 13,000,000.00
Proportion of valuation	:	100%
Anticipated Benefit	:	Future dividend
Transaction Size	:	2.83% of Net Profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

ATT: คุณเสาวนีย์ 3571007

Date : 2/01/02

Attention : คุณเสาวนีย์

SCB INVESTED 46,167,850 NEW ORDINARY SHARES OF SRI U-THONG CO.,LTD.

Transaction Date : December 28, 2001

Transaction Asset : New Ordinary Shares of Sri U-Thong Co.,Ltd.

Objective : Debt Restructuring

Type of Business : Electricity substation and transmission Construction

Previous Registered Capital : Baht 500.00 MM.(Paid up Capital 500.00 MM.)

Par Value : 10 Baht per Share

Type of Transaction : SCB invested in new ordinary shares of Sri U-Thong Co.,Ltd.

Type of Transaction	Par Value (Baht)	Buying Price (Baht)	Number of Shares/ (Shares)	Value of Transaction (Baht)
SCB				
- New Ordinary Shares	10	0.00	46,167,850	1.00

New Registered Capital : Baht 1,092.03 MM. (Paid up Capital 1,092.03 MM.)

Proportion : After this transaction, SCB will maintain its investment proportion of 42.28% in Sri U-Thong Co.,Ltd.

Transaction Size : 0.42% of SCB's shareholders' equity ,hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

Date : 02/01/02

Attention : คุณเสาวนีย์

SCB INVESTED 37,531,048NEW ORDINARY SHARES OF BANGKOK CRYSTAL COMPANY LIMITED

Transaction Date : December 28 , 2001

Transaction Asset : New Ordinary Share of Bangkok Crystal Company Limited.

Objective : Debt Restructuring

Type of Business : Manufacturer Glass Block and Stemware

Previous Registered Capital : Baht 100.00 MM.(Paid up Capital 100.00 MM.)

Par Value : 10 Baht per Share

Type of Transaction : SCB invested in new ordinary shares of Bangkok Crystal Company Limited.

Type of Transaction	Par Value (Baht)	Buying Price (Baht)	Number of Shares/ (Shares)	Value of Transaction (Baht)
SCB				
- New Ordinary Shares	10	0.0000	37,531,048	1.00

New Registered Capital : Baht 500.01 MM. (Paid up Capital 500.01 MM.)

Proportion : After this transaction, SCB will maintain its investment proportion of 75.06% in Bangkok Crystal Company Limited.

Transaction Size : 0.00% of SCB's Net Asset Value,hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

Date : January 3,2002

SCB SOLD 99,993 SHARES IN SIAM APPRAISAL AND SERVICE COMPANY LIMITED.

Transaction Date	:	January 2,2002
Involved Parties	:	Seller : Siam Commercial Bank Pcl. (SCB) Buyer : Attached document
Transaction Assets	:	Ordinary shares of Siam Appraisal and Service Company Limited.
Objective	:	To terminate investment of SCB in Siam Appraisal and Service Company Limited.
Type of Business	:	Appraisal service
Registered Capital	:	1,000,000.00 Baht (Par Value 10.00 Baht/share) devided into 100,000 ordinary shares : Fully paid
Number of shares	:	99,993 shares
Price	:	153.31 Baht / share
Value of Transaction	:	15,331,272.00 Baht
Percentage of shares	:	SCB will no longer maintain its investment in Siam Appraisal and Service Company Limited
Transaction Size	:	0.12% of SCB's net profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Attached Document

NAME	AMOUNT	PERCENT(%)
MR. SOMPHOL TRIPOPNART	8,333	8.33%
MR. PAKAPOL PANGSAPA	4,167	4.17%
MR. PHREECHA CHANAYUT	1,041	1.04%
MR. WATTANA TEANGKUL	1,042	1.04%
MR. SOMBOON WONGRASSAMEE	4,167	4.17%
MR. SIWAKORN KAIKRITKONGBUN	4,167	4.17%
WETON PROPERTIES CO., LTD.	8,333	8.33%
MRS. SUDARAT TANTIWONGSATAPOR	16,667	16.67%
MS. SUPAPORN KRINGCHAIPUEK	12,500	12.50%
MR. WORAPOJ MONTRIKITTIPHAN	12,500	12.50%
MR. KONTEE PUTIWUTIKUL	8,333	8.33%
MRS. DUANGSUDA DAMRONGPHOL	2,083	2.08%
MR. SOMKUAN RUENGPRAPAIKIJSERE	2,083	2.08%
MS. AMORNPHAN KUMPHUSIRIKUL	4,167	4.17%
MR. SOMBOON KWINPAKORNRAT	4,167	4.17%
MRS. SUPINYA PHUMSATITPONG	2,083	2.08%
MR. PRASERT PHUMSATITPONG	4,167	4.17%
TOTAL	100,000	100.00%

Date : January 3, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of December 2001

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 450001 January 4, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 28, 2001 exercise date, applications for conversion were for 4,697,700 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(243,892,390)	Shares
Conversion per this exercise date (December 28, 2001)	(4,697,700)	Shares
Convertible preferred shares outstanding	2,251,467,577	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	42,336,975	Shares
Previous conversion from preferred shares	243,892,390	Shares
Conversion per this exercise date (December 28, 2001)	4,697,700	Shares
Total ordinary shares outstanding	879,687,138	Shares
No. of new converted shares held by **foreign** shareholders	4,631,200	Shares
No. of new converted shares held by **local** shareholders	66,500	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

Sataporn Jinachitra

(Mr. Sataporn Jinachitra)
Senior Executive Vice President

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

No. BP.1-450001 January 14, 2002

The President

The Stock Exchange of Thailand

Subject : SCB to submit appeal on SEC's suspension on sales agent for share issue

Dear Sir,

Reference is made to the article from the newspapers concerning SEC's suspension on sales agent for the PTT's share issue

The Siam Commercial Bank Public Company Limited will clarify the case and submit an appeal to the SEC in due course.

Please be informed accordingly,

Yours sincerely,

The Siam Commercial Bank Public Company Limited

Khunying Jada Wattanasiritham

President and Chief Executive Officer

SCB to submit an appeal on SEC's suspension on sales agent for share issue

Reference is made to the PTT(PLC) public offering of 800 million shares on November 15, 2001 with five Commercial Banks acting as sales agents. However the SEC announcement on January 11, 2002 charged that SCB has acted in contravention to the conditions stated in the Prospectus that every customer shall be accorded equal opportunity for subscription and also breached agreement among the five banks serving as sales agent, especially in relation to its use of "virtual terminals" which gave its customer advantage over other banks.

In the above respect, SCB would like to inform that the Bank has duly observed the conditions in accordance with the "first come first serve" basis as stated in the Prospectus. With regard to the use of different technology from other banks, we would like to clarify that :

1. The web browser system which creates "virtual terminals" is actually a modern, speedy, and fully efficient technique. This system has been used consistently by SCB for the subscription of shares and debentures and has already been acknowledged by all parties concerned.
2. The creation of "virtual terminals" means producing more computer screens. As each bank has different number of computers and branches, this should not be regarded as an advantage factor.

SCB has used this "virtual terminals" system openly and sincerely believe that the bank has not breached the conditions in the Prospectus. The Bank will clarify the case and submit an appeal to the SEC in due course.

The Siam Commercial Bank PCL.

Date : January 21, 2002

SCB BOUGHT 600,000 NEW ORDINARY SHARES IN SIAM PITIWAT COMPANY LIMITED

Transaction Date : January 18, 2002

Transaction Asset : New Ordinary Share of Siam Pitiwat Company Limited

Objective : Long-term Investment

Type of Business : Service

Registered Capital : 10,000,000 Baht

Paid-Up Capital : 10,000,000 Baht

Number of Shares : 1,000,000 Shares

Par Value : 10 Baht per Share

Type of Transaction : SCB invested in new ordinary shares of Siam Pitiwat Company Limited

Type of Transaction	Par Value (Baht)	Number of Shares (Shares)	Value of Transaction (Baht)
Ordinary Shares	10.00	600,000	6,000,000

Proportion : After this transaction, SCB will maintain its investment proportion of 99.99%(999,972 shares) in Siam Pitiwat Company Limited

Transaction Size : 0.10% of SCB's net profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter and nine-month period ended September 30, 2001

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at September 30, 2001, the related consolidated and Bank's statements of income for the quarters and for the nine-month periods ended September 30, 2001 and 2000, the consolidated and Bank's statements of changes in shareholders' equity, retained earnings and cash flows for the nine-month periods ended September 30, 2001 and 2000. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform our reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles and as described in Notes 2 and 3 to the interim financial statements.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2000, and expressed an unqualified opinion in our report dated February 26, 2001. The consolidated and the Bank's balance sheets as at December 31, 2000, presented herein for comparison, have been derived from such consolidated and Bank's financial statements which we have audited and reported.

As described in Note 2.1 to the interim financial statements, the financial statements for the quarter and nine-month period ended September 30, 2001 have been presented in accordance with the BOT's Notification regarding the presentation of balance sheet and statement of income of commercial banks dated May 10, 2001. The Bank has restated the year 2000 financial statements presented for comparison accordingly.

As discussed in Note 1 to the interim financial statements, Thailand and many Asia-Pacific countries has experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management assessment of the possible impact of the economic conditions of the position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and its subsidiaries cannot be presently determined.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
November 8, 2001

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at September 30, 2001	As at December 31, 2000 (Restated)	"Unaudited" As at September 30, 2001	As at December 31, 2000 (Restated)
ASSETS				
CASH	8,968,182	9,516,596	8,684,341	8,981,542
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	14,772,487	3,229,176	12,810,683	1,868,291
Non - interest bearing	3,472,785	6,422,763	3,058,942	6,111,601
Foreign items				
Interest bearing	63,085,060	45,039,413	63,085,080	45,039,433
Non - interest bearing	1,352,116	4,413,095	1,184,558	4,286,129
Total interbank and money market items	82,682,448	59,104,447	80,139,263	57,305,454
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	15,800,000	18,500,000	15,800,000	18,480,000
INVESTMENT (Notes 4.2)				
Short - term investments - net	33,041,335	27,546,064	32,636,406	24,900,475
Long - term investments - net	87,437,318	87,542,153	85,743,041	85,095,538
Investments in subsidiaries and associated companies - net	2,876,061	2,587,080	12,364,996	12,174,972
Total investments - net	123,354,714	117,675,297	130,744,443	122,170,985
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Notes 4.3 and 4.5)	472,235,731	491,212,050	467,749,860	485,851,427
Accrued interest receivables	2,631,995	3,046,056	2,468,198	2,854,768
Total loans and accrued interest receivables	474,867,726	494,258,106	470,218,058	488,706,195
Less Allowance for doubtful accounts (Note 4.4)	(18,732,350)	(17,637,780)	(16,415,176)	(15,156,980)
Less Revaluation allowance for debt restructuring (Note 4.4)	(6,248,298)	(7,910,425)	(5,993,298)	(7,651,399)
Net loans and accrued interest receivables	449,887,078	468,709,901	447,809,584	465,897,816
PROPERTIES FORECLOSED - NET	11,321,111	9,806,184	11,042,029	9,679,259
CUSTOMERS' LIABILITY UNDER ACCEPTANCES				
PREMISES AND EQUIPMENT - NET	25,495,192	26,463,924	19,896,586	20,737,238
NET INTER - ACCOUNT BALANCE	2,780,675	1,469,449	2,780,674	1,469,449
ASSETS PENDING TRANSFER	3,204,942	1,563,423	3,204,942	1,563,423
OTHER ASSETS - NET	5,536,210	5,061,334	4,267,925	3,819,681
TOTAL ASSETS	**729,725,179**	**718,788,923**	**725,064,414**	**711,023,215**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at September 30, 2001	As at December 31, 2000 (Restated)	"Unaudited" As at September 30, 2001	As at December 31, 2000 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	588,427,221	575,746,938	588,503,996	572,355,551
Deposits in Foreign Currencies	16,493,045	22,462,081	14,493,807	20,751,726
Total deposits	604,920,266	598,209,019	602,997,803	593,107,277
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	7,269,200	8,064,712	7,227,186	7,964,813
Non - interest bearing	1,731,191	815,424	1,714,198	761,559
Foreign items				
Interest bearing	4,364,395	7,237,366	4,378,996	7,295,093
Non - interest bearing	884,320	1,583,647	898,976	1,586,466
Total interbank and money market items	14,249,106	17,701,149	14,219,356	17,607,931
LIABILITIES PAYABLE ON DEMAND	5,564,670	1,982,236	5,545,216	1,981,396
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	1,005,000	36,000	1,000,000	-
BORROWINGS				
Long - term borrowings	26,117,835	26,000,294	25,723,833	25,602,494
Total borrowings	26,117,835	26,000,294	25,723,833	25,602,494
BANK'S LIABILITIES UNDER ACCEPTANCES	694,627	918,368	694,627	918,368
INTEREST PAYBLE ON DEPOSITS	4,434,074	4,497,841	4,417,636	4,466,768
LIABILITIES PENDING TRANSFER	5,499,746	4,734,025	5,497,546	4,709,817
OTHER LIABILITIES	4,608,918	3,666,498	3,238,836	2,454,633
TOTAL LIABILITIES	667,094,242	657,745,430	663,334,853	650,848,684

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at September 30, 2001	As at December 31, 2000 (Restated)	"Unaudited" As at September 30, 2001	As at December 31, 2000 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital (Note 4.6)				
6,078,994,732 preferred shares of Baht 10.00 each	60,789,947		60,789,947	
6,191,239,927 preferred shares of Baht 10.00 each		61,912,399		61,912,399
921,005,268 ordinary shares of Baht 10.00 each	9,210,053		9,210,053	
808,760,073 ordinary shares of Baht 10.00 each		8,087,601		8,087,601
Issued and paid - up share capital				
2,282,327,877 preferred shares of Baht 10.00 each, fully paid	22,823,279		22,823,279	
2,389,651,042 preferred shares of Baht 10.00 each, fully paid		23,896,510		23,896,510
848,826,838 ordinary shares of Baht 10.00 each, fully paid	8,488,268		8,488,268	
740,827,475 ordinary shares of Baht 10.00 each, fully paid		7,408,275		7,408,275
PREMIUM ON PREFERRED SHARES	35,547,964	37,219,431	35,547,964	37,219,431
PREMIUM ON ORDINARY SHARES	20,014,633	18,329,559	20,014,633	18,329,559
UNREALIZED INCREMENT PER LAND APPRAISAL	4,644,926	4,722,573	4,644,926	4,722,573
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,992,654	4,120,198	3,992,654	4,120,198
REVALUATION SURPLUS ON INVESTMENTS	2,962,399	2,861,747	2,962,399	2,861,747
FOREIGN CURRENCY TRANSLATION	339,344	307,414	339,344	307,414

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at September 30, 2001	As at December 31, 2000 (Restated)	"Unaudited" As at September 30, 2001	As at December 31, 2000 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve	695,000	695,000	695,000	695,000
Others	23,081,000	23,081,000	23,081,000	23,081,000
Unappropriated (Deficit)	(60,859,906)	(62,467,176)	(60,859,906)	(62,467,176)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	61,729,561	60,174,531	61,729,561	60,174,531
MINORITY INTEREST	901,376	868,962	-	-
TOTAL SHAREHOLDERS' EQUITY	62,630,937	61,043,493	61,729,561	60,174,531
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**729,725,179**	**718,788,923**	**725,064,414**	**711,023,215**
OFF - BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.8)				
AVALS TO BILLS AND GUARANTEES OF LOANS	9,001,333	11,910,735	9,001,333	11,910,735
LIABILITY UNDER UNMATURED IMPORT BILLS	3,611,028	4,374,379	3,611,028	4,374,379
LETTERS OF CREDIT	9,736,358	9,535,993	9,673,419	9,532,601
OTHER CONTINGENCIES	387,491,456	378,020,716	387,318,176	377,869,542

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	18,610,587	20,979,171	18,424,092	20,690,429
Interest on interbank and money market items	2,419,138	2,261,231	2,418,006	2,310,211
Investments	4,164,476	4,249,371	4,013,761	4,148,191
Total Interest and Dividend Income	25,194,201	27,489,773	24,855,859	27,148,831
INTEREST EXPENSES				
Interest on deposits	11,353,456	14,132,334	11,269,263	13,979,196
Interest on interbank and money market items	605,749	1,190,180	603,415	1,186,260
Interest on short - term borrowings	11	788	-	-
Interest on long - term borrowings	1,068,125	990,478	1,040,405	965,432
Total Interest Expenses	13,027,341	16,313,780	12,913,083	16,130,888
Net Interest and Dividend Income	12,166,860	11,175,993	11,942,776	11,017,943
BAD DEBT AND DOUBTFUL ACCOUNTS	3,399,692	3,570,008	3,399,467	3,413,836
LOSS ON DEBT RESTRUCTURING	1,807,353	2,180,813	1,806,366	2,015,350
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	6,959,815	5,425,172	6,736,943	5,588,757
NON - INTEREST INCOME				
Gain (loss) on investments	(499,091)	1,768,218	(466,116)	1,616,997
Income from equity interest in subsidiaries and/or associated companies	98,385	1,213,949	492,128	1,741,427
Fees and service income				
Acceptances, avals and guarantees	565,453	620,963	565,544	621,363
Others	3,481,734	3,203,084	3,180,158	3,032,829
Gain on exchanges	657,615	461,271	653,382	459,683
Other income	1,224,398	2,729,312	101,089	25,203
Total Non - Interest Income	5,528,494	9,996,797	4,526,185	7,497,502

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" **BAHT : '000**

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2001	2000 (Restated)	2001	2000 (Restated)
NON - INTEREST EXPENSES					
Personnel expenses		3,337,642	3,273,189	2,997,245	2,888,435
Premises and equipment expenses		2,826,650	2,892,854	2,380,170	2,505,384
Taxes and duties		882,309	1,004,265	864,709	982,532
Fees and service expenses		423,699	321,401	418,854	313,220
Directors' remuneration		30,579	29,045	21,934	21,904
Contributions to the Financial Institutions Development Fund		1,830,270	1,753,970	1,819,289	1,732,038
Loss from diminution in value of property foreclosed		-	570,000	-	570,000
Other expenses		1,399,443	2,644,251	1,153,657	1,285,757
Total Non - Interest Expenses		10,730,592	12,488,975	9,655,858	10,299,270
INCOME BEFORE TAX (Note 4.11)		1,757,717	2,932,994	1,607,270	2,786,989
LESS INCOME TAX		75,501	77,417	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES		1,682,216	2,855,577	1,607,270	2,786,989
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES		74,946	68,588	-	-
NET INCOME		**1,607,270**	**2,786,989**	**1,607,270**	**2,786,989**
BASIC EARNINGS PER SHARE (Note 4.9)	**BAHT**	2.03	4.11	2.03	4.11
DILUTED EARNINGS PER SHARE (Note 4.9)	**BAHT**	0.51	0.89	0.51	0.89

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	5,976,612	6,892,407	5,920,539	6,815,427
Interest on interbank and money market items	710,221	815,176	710,469	831,036
Investments	1,331,958	1,360,103	1,290,860	1,333,951
Total Interest and Dividend Income	8,018,791	9,067,686	7,921,868	8,980,414
INTEREST EXPENSES				
Interest on deposits	3,600,611	4,730,712	3,575,327	4,583,060
Interest on interbank and money market items	106,255	256,566	105,601	374,485
Interest on short - term borrowings	5	551	-	-
Interest on long - term borrowings	345,224	322,674	336,105	332,941
Total Interest Expenses	4,052,095	5,310,503	4,017,033	5,290,486
Net Interest and Dividend Income	3,966,696	3,757,183	3,904,835	3,689,928
BAD DEBT AND DOUBTFUL ACCOUNTS	818,691	999,017	799,876	845,370
LOSS ON DEBT RESTRUCTURING	871,135	248,873	870,148	125,154
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	2,276,870	2,509,293	2,234,811	2,719,404
NON - INTEREST INCOME				
Gain (loss) on investments	(318,572)	85,892	(288,645)	15,929
Income from equity interest in subsidiaries and/or associated companies	60,171	367,437	71,404	331,145
Fees and service income				
Acceptances, avals and guarantees	202,604	206,175	202,645	206,526
Others	1,173,928	1,226,371	1,089,360	1,134,094
Gain on exchanges	373,636	21,043	367,526	21,120
Other income	296,364	430,943	6,330	7,475
Total Non - Interest Income	1,788,131	2,337,861	1,448,620	1,716,289

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2001	2000 (Restated)	2001	2000 (Restated)
NON - INTEREST EXPENSES					
Personnel expenses		1,063,857	1,095,303	988,662	965,360
Premises and equipment expenses		911,589	931,910	785,812	836,930
Taxes and duties		257,591	266,085	252,032	260,491
Fees and service expenses		138,021	114,833	138,349	106,586
Directors' remuneration		9,317	9,380	7,316	7,391
Contributions to the Financial Institutions Development Fund		617,041	591,140	613,772	584,859
Loss from diminution in value of property foreclosed		-	570,000	-	570,000
Other expenses		530,965	473,832	394,336	350,062
Total Non - Interest Expenses		3,528,381	4,052,483	3,180,279	3,681,679
INCOME BEFORE TAX		536,620	794,671	503,152	754,014
LESS INCOME TAX (Note 4.11)		18,289	24,584	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES		518,331	770,087	503,152	754,014
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES		15,179	16,073	-	-
NET INCOME		**503,152**	**754,014**	**503,152**	**754,014**
BASIC EARNINGS PER SHARE (Note 4.9)	**BAHT**	0.60	1.05	0.60	1.05
DILUTED EARNINGS PER SHARE (Note 4.9)	**BAHT**	0.16	0.24	0.16	0.24

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
PREFERRED SHARE CAPITAL				
Beginning balance	23,896,511	24,884,455	23,896,511	24,884,455
Additions	95	317	95	317
Deductions	(1,073,327)	(854,222)	(1,073,327)	(854,222)
Ending balance	22,823,279	24,030,550	22,823,279	24,030,550
ORDINARY SHARE CAPITAL				
Beginning balance	7,408,275	6,325,482	7,408,275	6,325,482
Additions	1,079,993	948,589	1,079,993	948,589
Ending balance	8,488,268	7,274,071	8,488,268	7,274,071
PERMIUM ON PREFERRED SHARES				
Beginning balance	37,219,431	38,937,500	37,219,431	38,937,500
Additions	273	909	273	909
Deductions	(1,671,740)	-	(1,671,740)	-
Ending balance	35,547,964	38,938,409	35,547,964	38,938,409
PREMIUM ON ORDINARY SHARES				
Beginning balance	18,329,559	16,421,375	18,329,559	16,421,375
Additions	1,685,074	188,733	1,685,074	188,733
Ending balance	20,014,633	16,610,108	20,014,633	16,610,108
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,722,573	2,390,895	4,722,573	2,390,895
Deductions	(77,647)	-	(77,647)	-
Ending balance	4,644,926	2,390,895	4,644,926	2,390,895
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	4,120,199	1,108,121	4,120,199	1,108,121
Deductions	(127,545)	(32,096)	(127,545)	(32,096)
Ending balance	3,992,654	1,076,025	3,992,654	1,076,025
REVALUATION SURPLUS (DEFICIT) ON INVESTMENTS				
Beginning balance	2,861,747	6,207,985	2,861,747	6,192,094
Additions (deductions)	100,652	(3,621,794)	100,652	(3,605,903)
Ending balance	2,962,399	2,586,191	2,962,399	2,586,191

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
FOREIGN CURRENCY TRANSLATION				
Beginning balance	307,414	(271,402)	307,414	-
Additions	31,930	335,927	31,930	64,525
Ending balance	339,344	64,525	339,344	64,525
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000	695,000	695,000	695,000
Ending balance	695,000	695,000	695,000	695,000
Others				
Beginning balance	23,081,000	23,081,000	23,081,000	23,081,000
Ending balance	23,081,000	23,081,000	23,081,000	23,081,000
Unappropriated (Deficit)				
Beginning balance				
- As previously reported	(62,467,176)	(66,069,347)	(62,467,176)	(61,746,043)
- Prior year adjustment for the effect of income from equity interest in subsidiaries and associated companies (Note 4.12)	-	-	-	(4,323,304)
Beginning balance after adjustment	(62,467,176)	(66,069,347)	(62,467,176)	(66,069,347)
Deductions - Net income	1,607,270	2,786,989	1,607,270	2,786,989
Ending balance (Deficit)	(60,859,906)	(63,282,358)	(60,859,906)	(63,282,358)
TOTAL SHAREHOLDER'S EQUITY OF THE BANK	61,729,561	53,464,416	61,729,561	53,464,416
MINORITY INTEREST				
Beginning balance	868,962	840,792	-	-
Additions	32,414	17,150	-	-
Ending balance	901,376	857,942	-	-
TOTAL	**62,630,937**	**54,322,358**	**61,729,561**	**53,464,416**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" **BAHT : '000**

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	**2000 (Restated)**	**2001**	**2000 (Restated)**
UNAPPROPRIATED RETAINED EARNINGS (DEFICT)				
Retained earnings (deficit) brought forward as previously reported	(62,467,176)	(66,069,347)	(62,467,176)	(61,746,043)
Prior year adjustment for the effect of income from equity interest in subsidiaries and associated companies (Note 4.12)	-	-	-	(4,323,304)
Retained earnings (deficit) brought forward after adjustment	(62,467,176)	(66,069,347)	(62,467,176)	(66,069,347)
Deduction : Net income for the period	1,607,270	2,786,989	1,607,270	2,786,989
Total unappropriated retained earnings (deficit)	(60,859,906)	(63,282,358)	(60,859,906)	(63,282,358)
APPROPRIATED RETAINED EARNINGS				
Legal reserve	695,000	695,000	695,000	695,000
Others	23,081,000	23,081,000	23,081,000	23,081,000
Total appropriated retained earnings	23,776,000	23,776,000	23,776,000	23,776,000
TOTAL RETAINED EARNINGS (DEFICIT)	**(37,083,906)**	**(39,506,358)**	**(37,083,906)**	**(39,506,358)**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,607,270	2,786,989	1,607,270	2,786,989
Items to reconcile net income to cash received (paid) from operating activities :				
Depreciation and amortization	1,271,415	1,606,966	1,045,913	1,163,549
Bad debt and doubtful accounts	3,399,692	3,570,008	3,399,467	3,413,836
Loss on debt restructuring	1,807,353	2,180,813	1,806,366	2,015,350
Loss from diminution in value of property foreclosed	-	570,000	-	570,000
Gain on sales of investments	(479,240)	(1,801,342)	(477,349)	(1,656,813)
Gain on transferring investment portfolio	(100,261)	(887,301)	(100,261)	(887,301)
Gain on sales of premises and equipment	(45,964)	(37,493)	(44,285)	(36,435)
Loss on sales of property foreclosed	169,458	239,672	169,458	239,672
Gain on exchange rate	(521,889)	(255,180)	(517,449)	(350,943)
Unrealized losses on revaluation of securities	1,078,592	920,426	1,043,726	927,117
Amortization of negative goodwill	(1,436)	(5,348)	-	-
Decrease in accrued interest and dividend income	353,219	871,733	325,729	1,337,844
Increase in accrued interest payable	20,694	84,853	14,069	80,187
Increase in other accrued expenses	757,501	990,779	751,308	917,463
Income from equity interest in subsidiary and/or associated companies	(98,385)	(1,213,949)	(492,128)	(1,741,427)
Minority interest in net income from subsidiary companies	74,946	68,588	-	-
Income from operations before changes in operating assets and liabilities	9,292,965	9,690,214	8,531,834	8,779,088
Operating assets (increase) decrease				
Interbank and money market items	(23,497,088)	(6,480,030)	(22,752,896)	(5,201,935)
Securities purchased under resale agreements	2,700,000	(22,105,000)	2,680,000	(22,105,000)
Securities for trading	(305,766)	3,862,785	(321,393)	3,947,743
Loans and accrued interest receivables	10,223,877	3,187,393	9,749,155	4,157,839
Properties foreclosed	1,239,736	1,115,877	1,238,712	1,100,606
Other assets	(2,657,113)	6,535,508	(2,712,906)	5,144,145
Operating liabilities increase (decrease)				
Deposits	6,711,247	16,641,118	9,890,526	22,405,765
Interbank and money market items	(3,452,044)	(2,638,699)	(3,388,576)	(2,852,923)
Liabilities payable on demand	3,582,433	(2,566,905)	3,563,820	(2,565,946)
Securities sold under repurchase agreements	969,000	(274,000)	1,000,000	-
Short - term borrowings	-	(1,218,010)	-	-
Other liabilities	863,559	859,039	754,310	1,019,539
Net cash provided operating activities	5,670,806	6,609,290	8,232,586	13,828,921

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for purchase of available-for-sale securities	(45,597,696)	(20,445,930)	(38,366,157)	(19,412,388)
Proceeds from sales of available-for-sale securities	44,857,920	12,684,520	35,291,304	10,906,918
Cash paid for purchase of held-to-maturity securities	(14,489,290)	(2,947,192)	(14,496,465)	(779,292)
Proceeds from redemption of held-to-maturity securities	9,310,868	894,624	9,081,619	485,000
Cash paid for purchase of general securities	(69,629)	(1,084,588)	(21,223)	(890,560)
Proceeds from sales of general securities	72,728	346,918	29,022	304,135
Cash paid for purchase of investments in subsidiaries and associated companies	(238,624)	(264,589)	(50,000)	(8,723,858)
Proceeds from sales of investments in subsidiaries and associated companies	386,081	90,330	386,081	90,330
Cash paid for purchase of premises and equipment	(645,608)	(992,054)	(543,641)	(895,034)
Proceeds from sales of premises and equipment	166,773	248,516	160,549	243,095
Net cash used by investing activities	(6,246,477)	(11,469,445)	(8,528,911)	(18,671,654)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term borrowings	(5,043)	1,030,389	(1,244)	947,986
Proceeds from issuance of preferred shares	95	317	95	317
Proceeds from premium on preferred shares	274	909	274	909
Net cash provided (used) by financing activities	(4,674)	1,031,615	(875)	949,212
Increase in foreign currency translation	31,930	(50,353)	-	-
Net decrease in cash and cash equivalents	(548,415)	(3,878,893)	(297,200)	(3,893,521)
Cash and cash equivalents as at January 1,	9,516,597	11,191,500	8,981,541	10,629,523
Cash and cash equivalents as at September 30,	**8,968,182**	**7,312,607**	**8,684,341**	**6,736,002**

See notes to the interim financial statements

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 The consolidated and the Bank's financial statements for the quarter and for the nine-month period ended September 30, 2001 have been prepared in condensed format in accordance with Thai Accounting Standard (TAS) No. 41 "Interim Financial Statements". However, the additional line items are presented in the balance sheet and the statement of income as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 date July 9, 2001. In addition, the interim financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544.

The comparative financial statements of 2000 are reclassified to comply with the presentation as described above.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards and practices within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and Bank of Thailand's guidelines.

The interim financial statements are intended to provide additional information to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the most recent annual financial statements which have been audited.

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) also required management to make estimates and assumptions that affected the reported amounts of assets, liabilities, revenues, and expenses and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

2.2 The interim consolidated financial statements for the quarters and nine-month periods ended September 30, 2001 and 2000 and for the year ended December 31, 2000 include the accounts of all branches of the Bank, and 17 subsidiaries whose shares are more than 50% owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are Chatuchak Asset Management Co., Ltd., SCB Resolution Corporation Co., Ltd., The Cambodian Commercial Bank Ltd. (Cambodia), Mahisorn Co., Ltd., SCB Business Service Co., Ltd., SCB Training Center Co., Ltd., Oreo Realty Inc. (United States of America), Thai International Property Development Co., Ltd., Astrakhan Investment Ltd. (Hong Kong)., Siam Pitiwat Co., Ltd., Siam Appraisal and Service Co., Ltd., SCB Securities Co., Ltd., The Book Club Finance PCL., SCB Research Co., Ltd., Samaggi Insurance PCL., Sub Sri Thai Warehouse PCL. and Techno Holding Co., Ltd. These consolidated financial statements do not include ITV PCL. because the Bank has an intention for temporary holding. In addition, the interim consolidated financial statements for the quarter and nine-month period ended September 30, 2000 and the consolidated financial statements for the year ended December 31, 2000 also included the accounts of SCB Book Club Securities Co., Ltd., Siam Information and Processing Co., Ltd., SCB Advisory Service Co., Ltd., and Siam Integrated Service Co., Ltd. which were either sold or dissolved in the first half year of 2001.

The interim consolidated financial statements for the quarters and nine-month periods ended September 30, 2001 and 2000 and the consolidated financial statements for the year ended December 31, 2000 do not include 8 companies, which are subsidiaries or the companies that the Bank has significant control, due to their discontinued operations and being in process of dissolution. Such companies are Siam Commercial Development Co., Ltd., Suthakarn Co., Ltd., Thai Manpower Development Co., Ltd., Prime Business Co., Ltd., M & M Service Co., Ltd., Sorathon Co., Ltd., Satayu Co., Ltd. and Supapirom Co., Ltd. However, there are no material effects over the interim consolidated financial statements for not including such companies.

2.3 The interim consolidated financial statements included the adjustments for which the subsidiaries did not record as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		
	As at September 30, 2001	**As at December 31, 2000**	**As at September 30, 2000**
Provision for doubtful debts of subsidiaries and associated companies	653	653	1,962
Deferred loss on the application of the managed float exchange system of a subsidiary	33	129	162
	For the nine-month ended September 30, 2001	**For the year ended December 31, 2000**	**For the nine-month ended September 30, 2000**
Bad debt and doubtful accounts	-	234	212

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS		
	As at September 30, 2001	**As at December 31, 2000**	**As at September 30, 2000**
Provision for doubtful debts and loss from deferred transactions of subsidiaries and associated companies effecting decrease in investments	686	782	2,124
	For the nine-month ended September 30, 2001	**For the year ended December 31, 2000**	**For the nine-month ended September 30, 2000**
Bad debt and doubtful accounts effecting decrease in equity interest in subsidiaries and associated companies	-	234	212

3. SIGNIFICANT ACCOUNTING POLICIES

The Bank adopts accounting standards and calculation method in the interim financial statements consistent with the most recent annual financial statements except for the significant changes in accounting policies resulting from new accounting standards and the Bank of Thailand (BOT) regulations as follows:

3.1. Changes in accounting policy for investment in subsidiaries and associated companies

The Bank changed its accounting policy for investment in subsidiaries and associates from the cost method to the equity method commencing from the half year ended June 30, 2000, as per the requirement of Thai Accounting Standard (TAS) No. 44, Consolidated Financial Statements and Accounting for Investments in Subsidiaries; of TAS No. 45, Accounting for Investments in Associates; and of the BOT's letter number Sor Nor Sor. (21) Wor. 1593/2543 dated July 19, 2000, relating to the recognition of investments in subsidiaries and associates. The effect of this change on the Bank's financial statements for the nine-month period ended September 30, 2000 was the increase in the brought forward deficit as at January 1, 2000 by Baht 4,323 million.

3.2 Recording of depreciation of buildings appraisal

In 2000, the Thai Accounting Standard (TAS) No. 32 "Property, Plant and Equipment" was amended regarding the recording of depreciation of asset appraisal. The depreciation has to be recorded in the statement of income and the unrealized increment per asset appraisal is to be amortized to the retained earnings (deficits) by the same amount of such depreciation. The change in such accounting policy did not have material effect on the financial statements for the quarter and for the nine-month period ended September 30, 2000, therefore, no adjustment has been made to the financial statements for the quarter and for the nine-month period ended September 30, 2000.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the nine-month period ended September 30 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	**2000**	**2001**	**2000**
Interest	13,028	16,244	12,899	16,051
Income tax	234	208	70	66

4.1.2 Non-cash items are as follows:

For the nine-month period ended September 30, 2001, the unrealized gain from securities valuation presented as part of shareholders' equity has increased by Baht 100.7 million, in both consolidated financial statements and the Bank's financial statements (September 30, 2000 : decreased by Baht 3,622.0 million and Baht 3,606.0 million for consolidated financial statements and the Bank's financial statements, respectively).

For the nine-month period ended September 30, 2001, the Bank's subordinated convertible bond of Baht 20.0 million (September 30, 2000 : Baht 283.1 million) and convertible preferred shares of Baht 1,073.3 million (September 30, 2000 : Baht 854.2 million) were converted to be ordinary shares.

For the nine-month period ended September 30, 2001, the Bank has property foreclosed acquired from debt repayments increased by Baht 2,862.0 million in the consolidated financial statements and Baht 2,708.8 million in the Bank's financial statements (September 30, 2000 : Baht 1,243.0 million for consolidated financial statements and the Bank's financial statements).

4.2 Investment in securities

4.2.1 As at September 30, 2001 and December 31, 2000, the Bank classified its investments in securities as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	September 30, 2001		December 31, 2000	
	Cost/ Amortized	Fair Value	Cost/ Amortized	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	955	948	6,767	7,269
Corporate debt securities	1,470	1,005	1,251	860
Domestic equity securities	20	32	193	109
Total	2,445	1,985	8,211	8,238
Add (less) Allowance for revaluation of investments	(460)	-	27	-
Total	1,985	1,985	8,238	8,238
Available-for-sale securities				
Government and state enterprise debt securities	4,622	4,660	3,179	3,184
Corporate debt securities	1,287	1,303	91	104
Foreign debt securities	10,367	10,381	6,372	6,402
Domestic equity securities	61	48	-	-
Total	16,337	16,392	9,642	9,690
Add Allowance for revaluation of investments	55	-	48	-
Total	16,392	16,392	9,690	9,690
Held-to-maturity securities				
Government and state enterprise debt securities	147	147	229	223
Corporate debt securities	72	86	60	46
Foreign debt securities	13,389	13,389	9,327	9,327
Other debt securities	1,056	1,056	14	14
Total	14,664	14,678	9,630	9,610
Less Allowance for impairment of investments	-	-	(12)	-
Total	14,664	14,678	9,618	9,610
Total short-term investments-net	33,041	33,055	27,546	27,538

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	September 30, 2001		December 31, 2000	
	Cost/ Amortized	Fair Value	Cost/ Amortized	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	23,835	25,997	21,610	24,569
Corporate debt securities	1,377	1,394	3,166	3,300
Foreign debt securities	7,144	7,220	6,572	6,320
Domestic equity securities	3,605	2,925	3,857	2,437
Foreign equity securities	2	3	-	-
Other debt securities	4,025	2,781	3,906	2,609
Total	39,988	40,320	39,111	39,235
Add Allowance for revaluation of investments	2,555	-	2,431	-
Less Allowance for impairment of investments	(2,223)	-	(2,307)	-
Total	40,320	40,320	39,235	39,235
Held-to-maturity securities				
Government and state enterprise debt securities	39,955	38,115	40,106	44,252
Corporate debt securities	1,745	941	1,739	967
Foreign debt securities	-	-	17	17
Other debt securities	2,281	2,255	2,281	2,246
Total	43,981	41,311	44,143	47,482
Less Allowance for impairment of investments	(27)	-	(12)	-
Total	43,954	41,311	44,131	47,482
General investments				
Domestic non-marketable equity securities	5,425	3,422	5,453	2,795
Foreign non-marketable equity securities	111	98	343	390
Other debt securities	-	-	1	-
Total	5,536	3,520	5,797	3,185
Less Allowance for impairment of investments	(2,373)	-	(1,621)	-
Total	3,163	3,520	4,176	3,185
Total long-term investments-net	87,437	85,151	87,542	89,902

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	September 30, 2001		December 31, 2000	
	Cost/ Amortized	Fair Value	Cost/ Amortized	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	955	948	6,767	7,269
Corporate debt securities	1,274	940	1,068	807
Domestic equity securities	20	32	51	59
Total	2,249	1,920	7,886	8,135
Add (less) Allowance for revaluation of investments	(329)	-	249	-
Total	1,920	1,920	8,135	8,135
Available-for-sale securities				
Government and state enterprise debt securities	4,549	4,588	589	596
Corporate debt securities	1,287	1,303	414	427
Foreign debt securities	10,367	10,381	6,372	6,402
Total	16,203	16,272	7,375	7,425
Add Allowance for revaluation of investments	69	-	50	-
Total	16,272	16,272	7,425	7,425
Held-to-maturity securities				
Foreign debt securities	13,388	13,388	9,327	9,327
Other debt securities	1,056	1,056	14	14
Total	14,444	14,444	9,341	9,341
Total short-term investments-net	32,636	32,636	24,901	24,901
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	23,025	25,171	20,753	23,711
Corporate debt securities	1,694	1,711	3,166	3,300
Foreign debt securities	7,144	7,220	6,572	6,320
Domestic equity securities	3,393	2,765	3,668	2,329
Foreign equity securities	2	3	-	-
Other debt securities	3,406	2,177	3,428	2,145
Total	38,664	39,047	37,587	37,805
Add Allowance for revaluation of investments	2,606	-	2,525	-
Less Allowance for impairment of investments	(2,223)	-	(2,307)	-
Total	39,047	39,047	37,805	37,805
Held-to-maturity securities				
Government and state enterprise debt securities	39,844	38,017	39,844	44,002
Corporate debt securities	1,362	602	1,357	602
Other debt securities	2,281	2,255	2,281	2,246
Total	43,487	40,874	43,482	46,850

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	September 30, 2001		December 31, 2000	
	Cost/ Amortized	Fair Value	Cost/ Amortized	Fair Value
General investments				
Domestic equity non-marketable securities	5,415	3,464	5,298	2,659
Foreign equity non-marketable securities	111	98	112	159
Total	5,526	3,562	5,410	2,818
Less Allowance for impairment of investments	(2,317)	-	(1,601)	-
Total	3,209	3,562	3,809	2,818
Total long-term investments-net	85,743	83,483	85,096	87,473

4.2.2 Investments in subsidiaries and associated companies are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS				
	September 30, 2001				
Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.00	10.0	10.0
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	975.5
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	70.6
SCB leasing Co., Ltd.	Leasing	Ordinary	37.6	39.7	50.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.6
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	104.4
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.4	197.6
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	822.2
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.3
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	43.6	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.9
Thai Fuji Xerox Co., Ltd.	Commercial	Ordinary	20.0	96.8	301.8
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	26.8
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	275.3
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				3,078.9	2,876.1
Less Allowance for impairment of investments				(959.4)	-
Total investments in associated companies				2,119.5	2,876.1

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
			THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000		
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	49.5	1,311.7	837.4
Siam Samaggi Leasing Co., Ltd.	Leasing	Ordinary	41.0	41.0	19.8
SCB Holding Co., Ltd.	Finance	Ordinary	40.0	5.3	13.4
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	83.2	20.5
The Siam Sanwa Leasing Co., Ltd.	Leasing	Ordinary	35.0	21.0	33.3
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	99.3
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.4	193.2
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	752.3
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	13.2
Thai International Rent a Car Co., Ltd.	Services	Ordinary	30.0	8.9	13.7
Asian Marine Services PCL.	Services	Ordinary	21.1	43.4	41.9
Thai Container System Co., Ltd.	Services	Ordinary	20.0	57.1	57.8
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Siam Health Care Co., Ltd.	Hospital	Ordinary	30.0	0.3	1.7
Food Fair Ratcharyothin Co., Ltd.	Food Center	Ordinary	50.0	-	0.7
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	5.2
Sonoco Asia Corporation (Thailand) Ltd.	Industry	Ordinary	25.0	38.5	37.9
Alcan Nikkei Thai Co., Ltd.	Industry	Ordinary	22.4	68.3	61.9
Thai Fuji Xerox Co., Ltd.	Commercial	Ordinary	20.0	96.8	263.4
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	25.2
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	69.1
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				3,324.8	2,587.1
Less Allowance for impairment of investments				(1,033.8)	-
Total investments in associated companies				2,291.0	2,587.1

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
		THE BANK'S FINANCIAL STATEMENTS September 30, 2001			
Subsidiary Companies					
Finance & Insurance					
Chatuchak Asset Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	5,098.0
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	638.5	424.0
SCB Securities Co., Ltd.	Finance	Ordinary	99.9	1,637.4	1,141.7
The Book Club Finance PCL.	Finance	Ordinary and Preferred	89.8	2,545.0	830.4
The Samaggi Insurance PCL.	Insurance and Assurance	Ordinary	58.5	326.7	682.3
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	70.1
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	261.0
Oreo Realty Inc. (United State)	Services	Ordinary	100.0	-	-
Siam Appraisal and Service Co., Ltd.	Services	Ordinary	99.9	3.6	8.7
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	4.0	8.5
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	38.1
Sub Sri Thai Warehouse PCL.	Warehousing	Ordinary	58.3	146.9	294.1
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	83.0
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.5	474.2
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	2.2
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	157.8
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	-

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS September 30, 2001 Ownership (%)	Cost Method	Equity Method
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	975.5
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	70.6
SCB Leasing Co., Ltd.	Leasing	Ordinary	37.6	39.8	50.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.6
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	104.4
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.4	197.6
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	822.1
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.3
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	43.6	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.9
Thai Fuji Xerox Co., Ltd.	Commercial	Ordinary	20.0	96.8	301.8
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	26.8
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	190.2
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				16,972.1	12,365.0
Less Allowance for impairment of investments				(3,954.2)	-
Total investments in subsidiaries and associated companies				13,017.9	12,365.0

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
		THE BANK'S FINANCIAL STATEMENTS December 31, 2000			
Subsidiary Companies					
Finance & Insurance					
Chatuchak Asset Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,992.0
Cambodian commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	502.4	369.5
SCB Book Club Securities Co., Ltd.	Finance	Ordinary	99.9	155.0	33.4
SCB Securities Co., Ltd.	Finance	Ordinary	99.9	1,637.4	986.0
The Book Club Finance PCL.	Finance	Ordinary and Preferred	90.0	2,545.0	823.5
The Samaggi Insurance PCL.	Insurance and Assurance	Ordinary	58.5	326.7	647.9
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	8.2
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	63.8
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	263.7
Siam Information and Processing Co., Ltd.	Services	Ordinary	100.0	32.2	17.7
Oreo Realty Inc. (United States of America)	Services	Ordinary	100.0	-	0.5
Siam Integrated Service Co., Ltd.	Services	Ordinary	100.0	12.4	11.9
Siam Appraisal and Service Co., Ltd.	Services	Ordinary	99.9	3.6	6.4
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	4.0	8.4
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	34.8
Sub Sri Thai Warehouse PCL.	Warehousing	Ordinary	58.3	146.9	280.0
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	46.0
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	566.1
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	-
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	113.2
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	-

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
		THE BANK'S FINANCIAL STATEMENTS December 31, 2000			
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	49.5	1,311.7	1,037.4
Siam Samaggi Leasing Co., Ltd.	Leasing	Ordinary	41.0	41.0	19.8
SCB Holding Co., Ltd.	Finance	Ordinary	40.0	5.3	13.4
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	83.2	20.5
The Siam Sanwa Leasing Co., Ltd.	Leasing	Ordinary	35.0	21.0	33.3
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	99.3
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.4	193.2
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	767.2
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	13.2
Thai International Rent a Car Co., Ltd.	Services	Ordinary	30.0	8.9	13.7
Asian Marine Services PCL.	Services	Ordinary	21.1	43.4	41.9
Thai Container System Co., Ltd.	Services	Ordinary	20.0	57.1	57.8
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Siam Health Care Co., Ltd.	Hospital	Ordinary	30.0	0.3	1.7
Food Fair Ratcharyothin Co., Ltd.	Food Center	Ordinary	50.0	-	0.7
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	5.2
Sonoco Asia Corporation (Thailand) Ltd.	Industry	Ordinary	25.0	38.5	37.9
Alcan Nikkei Thai Co., Ltd.	Industry	Ordinary	22.4	68.3	61.9
Thai Fuji Xerox Co., Ltd.	Commercial	Ordinary	20.0	96.8	263.4
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	25.2
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	169.1
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				17,291.5	12,175.0
Less Allowance for impairment of investments				(4,142.5)	-
Total investments in subsidiaries and associated companies				13,149.0	12,175.0

Investments in Nawarat Pattanakarn PCL. and ITV PCL. which the Bank acquired through trouble debt restructuring process were recorded as available-for-sale securities and general investments, respectively, due to the Bank's intention to hold such investment temporarily.

Information about financial position and results of operations which is summarized from the financial statements of subsidiary companies which are not included in the interim consolidated financial statements are as follows:

Baht : Million

	As at September 30, 2001 "Unaudited"			As at December 31, 2000 "Audited"		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Siam Commercial Development Co., Ltd.	434.10	-	434.10	429.12	0.07	429.05
Suthakarn Co., Ltd.	12.70	-	12.70	12.78	0.05	12.73
Thai Manpower Development Co., Ltd.	19.12	-	19.12	23.59	0.04	23.55
Prime Business Co., Ltd.	19.31	-	19.31	23.62	0.05	23.57
M&M Service Co., Ltd.	3.27	-	3.27	4.45	-	4.45
Sorathon Co., Ltd.	5.49	-	5.49	6.41	-	6.41
Satayu Co., Ltd.	0.03	19.33	(19.30)	0.01	18.54	(18.53)
Supapirom Co., Ltd.	2.00	-	2.00	2.00	-	2.00
SCB Advisory Service Co., Ltd.	9.91	0.72	9.19	8.52	0.28	8.24
	505.93	20.05	485.88	510.50	19.03	491.47

Baht : Million

	For the nine-month periods ended							
	September 30, 2001 "Unaudited"				September 30, 2000 "Unaudited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share	Revenue	Expenses	Net income (loss)	Earnings (loss) per share
	Baht : Million	Baht : Million	Baht : Million	Baht	Baht : Million	Baht : Million	Baht : Million	Baht
Siam Commercial Development Co., Ltd.	0.81	0.02	0.79	3.17	0.87	0.35	0.52	2.07
Suthakarn Co., Ltd.	-	0.03	(0.03)	(30.00)	-	0.35	(0.35)	(350.00)
Thai Manpower Development Co., Ltd.	-	4.43	(4.43)	(443.08)	-	0.25	(0.25)	(25.00)
Prime Business Co., Ltd.	-	4.27	(4.27)	(8,530.83)	-	6.09	(6.09)	(12,187.45)
M&M Service Co., Ltd.	-	1.18	(1.18)	(1,180.12)	-	0.25	(0.25)	(250.00)
Sorathon Co., Ltd.	-	0.92	(0.92)	(919.25)	-	0.25	(0.25)	(250.00)
Satayu Co., Ltd.	0.02	0.79	(0.77)	(775.40)	-	0.87	(0.87)	(868.29)
Supapirom Co., Ltd.	-	-	-	-	-	0.39	(0.39)	(1.03)
SCB Advisory Service Co., Ltd.	1.86	0.57	1.29	12.92	11.73	9.89	1.84	18.45
	2.69	12.21	(9.52)		12.60	18.69	(6.09)	

Investments in companies other than subsidiaries and associated companies, of which the Bank holds more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2001	December 31, 2000	September 30, 2001	December 31, 2000
Manufacturing	14	270	6	262
Entertainment and recreation	1,797	2,054	1,797	2,054
Banking and finance	2,691	2,684	2,358	2,423
Other	397	359	396	303
	4,899	5,367	4,557	5,042

As at September 30, 2001 and December 31, 2000, government bonds classified as available-for-sale securities of Baht 590.0 million, were pledged with the Government Housing Bank in order to comply with its agreement.

As at September 30, 2001, a subsidiary pledged debt securities classified as held-to-maturity securities amounting to Baht 14 million at par value with a government agency.

The Bank and its subsidiaries, which are financial institutions, have investments in a number of securities in which there were problems concerning the companies' financial positions and operating results. The Bank has made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2001			December 31, 2000		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	80.8	-	80.8	80.8	7.8	73.0
Finance companies controlled by and ordered by BOT to decrease and increase capital						
Bonds	18.0	17.7	-	17.9	17.5	-
Listed companies identified for delisting						
Common shares	207.5	78.4	202.7	188.4	22.7	186.6
Bonds	48.2	5.8	42.5	39.1	1.4	37.7
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,221.4	40.7	1,184.7	1,227.7	62.1	1,173.9
Bonds	46.7	23.4	23.6	20.2	12.7	3.4

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2001			December 31, 2000		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Bonds	30.8	-	30.8	30.8	7.8	23.0
Listed companies identified for delisting						
Common shares	193.7	78.4	193.0	188.4	22.7	186.6
Bonds	38.5	3.3	35.2	35.2	1.4	33.8
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,190.4	22.6	1,170.1	1,183.0	38.0	1,152.4

4.2.3 Disclosure of the statements of cash flows of Chatuchak Asset Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Asset Management Co., Ltd. are as follow:

Chatuchak Asset Management Co., Ltd.
Statements of cash flows
For the nine-month periods ended September 30,
"Unaudited"

Baht : Million

	2001	2000
Cash flows from operating activities		
Net income (loss)	66.8	(497.4)
Items to reconcile net income (loss) to net cash received (paid) from operating activities:		
Gain on sale of bond	(0.3)	-
Bad debt and doubtful accounts	(3.4)	514.7
Amortization of premium and discount on investment	0.1	(2.5)
Income (loss) from operations before changes in operating assets and liabilities	63.2	14.8
Operating assets (increase) decrease		
Investment in receivables	10.2	(540.3)
Accrued interest receivables	(5.6)	-
Other assets	(3.8)	(0.2)
Operating liabilities increase (decrease)		
Other liabilities	(1.5)	-
Net cash provided (used) by operating activities	62.5	(525.7)
Cash flows from investing activities		
Purchase of available-for-sales securities	(6,634.3)	(1,893.5)
Proceeds from sale of available-for sales securities	9,157.9	528.8
Net cash provided (used) by investing activities	2,523.6	(1,364.7)
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	-	6,000.0
Net cash provided by financing activities	-	6,000.0
Net increase in cash and cash equivalents	2,586.1	4,109.6
Cash and cash equivalents as at January 1,	6.2	-
Cash and cash equivalents as at September 30,	2,592.3	4,109.6

4.3 Loans and Troubled debt restructuring

In determining the extent of its non-performing loans, the Bank used the criteria of non-payment of interest or principal for longer than three months from the date when interest or principal repayment was due. As of September 30, 2001, the Bank has non-performing loans (NPL) in the amount of Baht 105,604.5 million (December 31, 2000 : Baht 94,261.0 million), or 22.0% (December 31, 2000 : 19.3%) of total loans including loans to financial institutions, based on each loan account.

The consolidated and the Bank's financial statements for nine-month periods ended September 30, 2001 and 2000, include the result of various types of troubled debt restructuring including transfer of assets and equity securities, changes in repayment condition, and mixed types as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	No. of Companies	Before Restructuring	Types	Fair Value
Debt restructuring in various forms	1,189	20,792.4	Immovable properties and shares	1,354.2
Changes of repayment conditions	2,462	6,215.6		
Total	3,651	27,008.0		

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2000

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	No. of Companies	Before Restructuring	Types	Fair Value
Transfers of assets	2	929.5	Immovable properties	879.1
Debt restructuring in various forms	2,768	39,691.7	Immovable properties and shares	4,742.8
Changes of repayment conditions	5,393	22,278.2	Debt Securities	2.7
Total	8,163	62,899.4		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

September 30, 2001

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	No. of Companies	Before Restructuring	Types	Fair Value
Debt restructuring in various forms	1,165	20,100.5	Immovable properties and shares	1,338.1
Changes of repayment conditions	2,437	5,353.9		
Total	3,602	25,454.4		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

September 30, 2000

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	No. of Companies	Before Restructuring	Types	Fair Value
Transfers of assets	2	929.5	Immovable properties	879.1
Debt restructuring in various forms	2,756	39,395.7	Immovable properties and shares	4,742.8
Changes of repayment conditions	5,330	21,289.6		
Total	8,088	61,614.8		

As at September 30, 2001, the Bank has outstanding loans to the restructured debtors and accrued interest of Baht 175,491.7 million (December 31, 2000 : Baht 173,802.3 million) in the consolidated financial statements and Baht 172,466.1 million (December 31, 2000 : Baht 170,503.7 million) in the Bank's financial statements.

Information relating to restructured debtors for the nine-month periods ended September 30, 2001 and 2000 as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	**2000**	**2001**	**2000**
Interest income recognition in the statement of income	4,438.6	4,026.3	4,299.5	3,831.3
Loss from debt restructuring recognition in the statement of income	1,807.4	2,180.8	1,806.4	2,015.3
Cash collection	7,445.6	11,444.2	7,028.5	11,099.2
Additional loans to restructured debtors	4.1	1,791.0	4.1	1,791.0

4.4 Allowance for doubtful accounts

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,106	348	1,459	2,794	716	10,215	17,638
General doubtful accounts	(952)	(165)	(989)	861	5,592	(947)	3,400
Bad debt recovered	-	-	-	-	229	-	229
Bad debt written off	-	-	-	-	(5,906)	-	(5,906)
Others	-	-	-	-	(66)	3,437	3,371
Ending balance	1,154	183	470	3,655	565	12,705	18,732

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,600	253	2,938	4,671	2,671	6,263	19,396
General doubtful accounts	(494)	95	(1,479)	(1,877)	3,208	5,131	4,584
Bad debt recovered	-	-	-	-	5,066	-	5,066
Bad debt written off	-	-	-	-	(7,493)	-	(7,493)
Others	-	-	-	-	(2,736)	(1,179)	(3,915)
Ending balance	2,106	348	1,459	2,794	716	10,215	17,638

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

September 30, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,072	348	1,459	2,777	-	8,501	15,157
General doubtful accounts	(948)	(167)	(1,001)	844	5,606	(934)	3,400
Bad debt recovered	-	-	-	-	229	-	229
Bad debt written off	-	-	-	-	(5,691)	-	(5,691)
Others	-	-	-	-	(144)	3,464	3,320
Ending balance	1,124	181	458	3,621	-	11,031	16,415

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2000

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,577	253	2,907	4,618	-	4,513	14,868
General doubtful accounts	(505)	95	(1,448)	(1,841)	2,161	5,437	3,899
Bad debt recovered	-	-	-	-	5,065	-	5,065
Bad debt written off	-	-	-	-	(7,424)	-	(7,424)
Others	-	-	-	-	198	(1,449)	(1,251)
Ending balance	2,072	348	1,459	2,777	-	8,501	15,157

Revaluation allowance for debt restructuring are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2001	December 31, 2000	September 30, 2001	December 31, 2000
Beginning balance	7,910.4	3,927.6	7,651.4	3,844.2
Increase (decrease) during the period	(1,662.1)	3,982.8	(1,658.1)	3,807.2
Ending balance	6,248.3	7,910.4	5,993.3	7,651.4

The Bank classified its assets and made provision for loan loss according to the criteria specified in the BOT's Notification dated March 17, 2000 regarding worthless or irrecoverable assets or assets with doubtful value of recoverability. As of September 30, 2001, the Bank has loans classified as substandard, doubtful and doubtful loss, which consisted of principal amount, accrued interest receivable and other assets amounting to Baht 121,960.9 million (December 31, 2000 : Baht 110,056.8 million) or 25.9% (December 31, 2000 : 22.4%) of total classified loans. Such classified loans excluded the loans to financial institutions, which were past due of interest or principal longer than three months. Loan classification and allowance for doubtful accounts are as follow:

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

September 30, 2001

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	324,599.8	101,257.9	1	989.2
Special Mention	24,643.4	9,342.5	2	180.8
Substandard	26,094.4	8,218.6	20	458.3
Doubtful	29,812.6	7,242.3	50	3,621.1
Doubtful Loss	66,053.9	-	100	-
Total	471,204.1	126,061.3		5,249.4
General Allowance				11,165.7
Total				16,415.1

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2000

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	349,954.6	207,896.5	1	2,071.9
Special Mention	29,689.5	18,040.5	2	348.0
Substandard	22,482.2	12,671.1	20	1,458.9
Doubtful	14,871.7	5,555.4	50	2,777.7
Doubtful Loss	72,703.2	-	100	-
Total	489,701.2	244,163.5		6,656.5
General Allowance				8,500.5
Total				15,157.0

As at September 30, 2001, the Bank has recorded allowance for doubtful accounts over the fully required according to the guideline of the BOT of Baht 11,165.7 million (December 31, 2000 : Baht 8,500.5 million) for any further deterioration in assets' quality.

As at September 30, 2001, Bookclub Finance PCL. and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non performing loans of Baht 3,439.7 million (December 31, 2000 : Baht 3,709.9 million). The details of their classified loans according to the criteria specified in the Notification of the BOT are as follows:

Baht : Million

	September 30, 2001			
	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	4,696.2	3,777.5	1	35.2
Special Mention	180.0	144.2	2	2.8
Substandard	118.2	86.3	20	17.2
Doubtful	340.6	307.8	50	153.8
Doubtful Loss	3,871.4	2,334.4	100	2,356.8
Total	9,206.4	6,650.2		2,565.8
Less Allowance for doubtful account transferred				(1,765.8)
Allowance per requirement				800.0
General Allowance				348.3
Total				1,148.3

Baht : Million

	December 31, 2000			
	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	4,769.7	3,357.1	1	33.8
Special Mention	569.6	501.3	2	10.0
Substandard	380.2	329.1	20	71.8
Doubtful	107.2	90.5	50	87.2
Doubtful Loss	2,470.4	1,006.5	100	2,592.4
Total	8,297.1	5,284.5		2,795.2
Less Allowance for doubtful account transferred				(1,824.0)
Allowance per requirement				971.2
General Allowance				341.9
Total				1,313.1

In 2000, loan receivables and accrued interest of The Book Club Finance PCL. of Baht 4,606.2 million (net book value from allowance for doubtful accounts of Baht 2,782.1 million) were sold to Chatuchak Asset Management Co., Ltd. at Baht 2,782.1 million. This transaction had no impact on the consolidated financial statements due to being a transaction between related companies.

The Bank has loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank has made appropriate provisions for loan losses as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2001				December 31, 2000			
	No. of Companies	Loans Outstanding	Collateral	Amount of Provision	No. of Companies	Loans Outstanding	Collateral	Amount of Provision
Listed companies identified for delisting	26	5,329.9	2,404.7	1,334.6	20	4,789.3	2,997.8	685.1

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2001				December 31, 2000			
	No. of Companies	Loans Outstanding	Collateral	Amount of Provision	No. of Companies	Loans Outstanding	Collateral	Amount of Provision
Listed companies identified for delisting	22	5,059.3	2,370.1	1,088.0	19	4,705.9	2,997.8	684.3

4.5 Classified assets

The Bank, Book Club Finance PCL., and Chatuchak Asset Management Co., Ltd. have the classified assets which consist of loans including financial institutions and accrued interest income, investments, property foreclosed and other assets as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	329,296.0	13,349.3	-	-	-	342,645.3
Special Mentioned	24,823.4	-	-	-	-	24,823.4
Substandard	26,212.6	-	-	-	-	26,212.6
Doubtful	30,153.2	-	-	-	-	30,153.2
Doubtful Loss	69,925.3	-	11,390.2	1,026.6	38.7	82,380.8
	480,410.5	13,349.3	11,390.2	1,026.6	38.7	506,215.3

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	354,724.3	2,179.2	-	-	-	356,903.5
Special Mentioned	30,259.1	-	-	-	-	30,259.1
Substandard	22,862.4	-	-	-	-	22,862.4
Doubtful	14,978.9	-	-	-	-	14,978.9
Doubtful Loss	75,173.6	-	13,430.8	954.5	-	89,558.9
	497,998.3	2,179.2	13,430.8	954.5	-	514,562.8

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

September 30, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	324,599.8	13,349.3	-	-	-	337,949.1
Special Mentioned	24,643.4	-	-	-	-	24,643.4
Substandard	26,094.4	-	-	-	-	26,094.4
Doubtful	29,812.6	-	-	-	-	29,812.6
Doubtful Loss	66,053.9	-	11,390.2	1,015.5	38.7	78,498.3
	471,204.1	13,349.3	11,390.2	1,015.5	38.7	496,997.8

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2000

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	349,954.6	2,179.2	-	-	-	352,133.8
Special Mentioned	29,689.5	-	-	-	-	29,689.5
Substandard	22,482.2	-	-	-	-	22,482.2
Doubtful	14,871.7	-	-	-	-	14,871.7
Doubtful Loss	72,703.2	-	13,430.8	943.4	-	87,077.4
	489,701.2	2,179.2	13,430.8	943.4	-	506,254.6

As at September, the Bank additionally presented classified assets for allowance for revaluation of investments amounting to Baht 11,390.2 million as doubtful loss in accordance with the Bank of Thailand's regulation and also presented corresponding information as at December 31, 2000 amounting to Baht 13,430.8 million for comparison.

4.6 Share Capital

For the nine-month period ended September 30, 2001, the Bank has changed its authorized preferred share capital and authorized ordinary share capital to 6,078,994,732 shares or Baht 60,789,947,320 and 921,005,268 shares or Baht 9,210,052,680, respectively. The Bank registered such changes in authorized share capital with the Ministry of Commerce on May 1, 2001.

4.7 Capital Funds

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at September 30, 2001 and December 31, 2000, the Bank's total capital funds can be categorized as follows:

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2001	**December 31, 2000**
Tier 1 Capital		
Issued and paid-up share capital	31,311	31,305
Premium on share capital	55,563	55,549
Legal reserve	695	695
Others	23,081	23,081
Net loss after appropriations	(62,467)	(62,467)
Total Tier 1 Capital	48,183	48,163
Tier 2 Capital		
Unrealized increment per assets appraisal	5,248	2,182
Subordinated convertible bonds	5,308	6,086
Notes	15,119	16,216
Allowance for classified assets of "normal" category and excess allowance	6,112	6,085
Total Tier 2 Capital	31,787	30,569
Less Investment in other financial institutions' Tier 2 Capital	(323)	(355)
Total Capital Funds	79,647	78,377
Total Capital / Total Risk Assets	16.1%	16.1%
Total Tier 1 Capital / Total Risk Assets	9.7%	9.9%
Total Tier 2 Capital / Total Risk Assets	6.4%	6.2%

4.8 Contingencies

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2001			December 31, 2000		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	881	-	881	1,043	8	1,051
Guarantees of loans	2,609	5,511	8,120	3,006	7,854	10,860
Liability under unmatured import bills	391	3,220	3,611	527	3,847	4,374
Other guarantees	37,121	13,188	50,309	37,114	11,174	48,288
Letters of credit	1,300	8,437	9,737	647	8,889	9,536
Exchange rate contracts						
Bought	-	79,910	79,910	-	89,245	89,245
Sold	-	169,373	169,373	-	156,512	156,512
Interest rate contracts						
Bought	680	12,380	13,060	-	12,676	12,676
Sold	680	14,422	15,102	-	13,325	13,325
Amount of unused bank overdraft	59,436	107	59,543	57,736	83	57,819
Other	20	174	194	-	156	156
Total	103,118	306,722	409,840	100,073	303,769	403,842

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2001			December 31, 2000		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	881	-	881	1,043	8	1,051
Guarantees of loans	2,609	5,511	8,120	3,006	7,854	10,860
Liability under unmatured import bills	391	3,220	3,611	527	3,847	4,374
Other guarantees	37,121	13,188	50,309	37,114	11,162	48,276
Letters of credit	1,300	8,374	9,674	647	8,885	9,532
Exchange rate contracts						
Bought	-	79,910	79,910	-	89,245	89,245
Sold	-	169,373	169,373	-	156,512	156,512
Interest rate contracts						
Bought	680	12,380	13,060	-	12,676	12,676
Sold	680	14,422	15,102	-	13,325	13,325
Amount of unused bank overdraft	59,436	-	59,436	57,736	-	57,736
Other	-	128	128	-	100	100
Total	103,098	306,506	409,604	100,073	303,614	403,687

As at September 30, 2001 and December 31, 2000, the Bank has contingencies of Baht 338.4 million and Baht 353.5 million, respectively in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997.

As at September 30, 2001 and December 31, 2000, the Bank has intention to provide financial support to a subsidiary which is a financial institution in Thailand to continue as a going concern for at least 12 months subsequent to the end of the period.

4.9 Earning (loss) Per Share

Earnings per share for the quarters ended September 30, 2001 and 2000, are calculated as follows:

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2001 BahtMillion	2000 BahtMillion	2001 Million Shares	2000 Million Shares	2001 Baht	2000 Baht
Basic earning per share						
Net income	503	754	842	721	0.60	1.05
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	2,289	2,409		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	503	754	3,131	3,130	0.16	0.24

Earning per share for the nine-month periods ended September 30, 2001 and 2000, are calculated as follows:

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2001 BahtMillion	2000 BahtMillion	2001 Million Shares	2000 Million Shares	2001 Baht	2000 Baht
Basic earning per share						
Net income	1,607	2,787	791	679	2.03	4.11
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	2,340	2,450		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	1,607	2,787	3,131	3,129	0.51	0.89

As the Bank still has accumulated deficit, the participating right of the preferred shares has not been taken into to consideration in calculating basic earnings per share for the quarters and for the nine-month periods ended September 30, 2001 and 2000.

4.10 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations.

Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.10.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each Company's paid-up capital are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2001	**December 31, 2000**	**September 30, 2001**	**December 31, 2000**
Companies with at least 10% ownership				
Loans				
Balance as at September 30, 2001 and December 31, 2000	19,753	22,768	23,792	26,939
Deposits				
Balance as at September 30, 2001 and December 31, 2000	2,609	2,355	5,384	2,678
Commitments				
Balance as at September 30, 2001 and December 31, 2000	6,679	7,782	6,702	7,811
Officers from departmental managers upward				
Loans				
Balance as at September 30, 2001 and December 31, 2000	105	117	105	117
Deposits				
Balance as at September 30, 2001 and December 31, 2000	195	60	195	60

4.10.2 Investments in subsidiaries and associated companies are described in Note 4.2.2 Related companies in which the Bank is a shareholder and/or management are directors as at September 30, 2001 and December 31, 2000, were as follows:

Baht : Million

Company	Type of Business	September 30, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
The Dheves Insurance PCL.	Insurance	120	15.8	176	120	15.8	176
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Services							
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
BNH Medical Centre Co., Ltd.	Hospital	744	11.9	16	744	11.9	16
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
The Siam Administrative Management Co., Ltd.	Services	30	10.7	7	30	10.7	7
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Asian Marine Services PCL.	Services	170	10.0	6	170	10.0	6
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
Others							
Singburi Sugar Co., Ltd.	Industry	75	19.0	-	75	19.0	-
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Alcan Nikkei Thai Co., Ltd.	Industry	100	12.4	31	100	12.4	31
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS September 30, 2001 Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Others (continued)							
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	4,250	56.0	1,797	4,250	56.0	1,797
Nawarat Pattanakarn PCL.	Real Estate	1,813	36.9	134	1,813	36.9	134
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
Siam General Factoring PCL.	Finance	683	12.7	10	683	12.7	10
				2,403			2,403

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000 Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
The Dheves Insurance PCL.	Insurance	120	15.8	144	120	15.8	144
Dhanamit Factoring Co., Ltd.	Finance	20	10.0	2	20	10.0	2
Services							
Mining & General Management Co., Ltd.	Services	1	19.9	-	1	19.9	-
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Siam Cosmos Service Co., Ltd.	Consultant	6	15.0	2	6	15.0	2
Bangkok Intercontinental Hotel Co., Ltd.	Hotel & Shopping Center	174	13.5	82	174	13.5	82
BNH Medical Centre Co., Ltd.	Hospital	744	11.9	16	744	11.9	16
Thai Public Port Co., Ltd.	Warehousing	1,250	10.3	-	1,250	10.3	-
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	December 31, 2000 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Services (continued)							
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Narathiwat Thani Co., Ltd.	Services	180	10.0	4	180	10.0	4
Pattanadhorn Co., Ltd.	Services	48	10.0	5	48	10.0	5
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
Uni-Media Co., Ltd.	Consultant	167	10.0	9	167	10.0	9
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Real Estate							
Mahachai Land Development Co., Ltd.	Real Estate	400	13.3	9	400	13.3	9
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS Real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Singburi Sugar Co., Ltd.	Industry	75	19.0	-	75	19.0	-
Cargrill Siam Co., Ltd.	Industry	48	17.7	100	48	17.7	100
Kibun Bangkok Co., Ltd.	Industry	5	16.0	1	5	16.0	1
Thai Industrial Gases PCL.	Energy	1,037	11.4	151	1,037	11.4	151
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Siam Parafin Co., Ltd.	Industry	340	10.0	18	340	10.0	18
Siam Media and Communication Co., Ltd.	Communication	700	33.3	-	700	33.3	-
Thai Baroda Industries Co., Ltd.	Vehicles & Parts	905	31.0	-	905	31.0	-
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	4,250	55.1	2,054	4,250	55.1	2,054
Nawarat Pattanakarn PCL.	Real Estate	1,813	42.6	8	1,813	42.6	8
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
Siam General Factoring PCL.	Finance	683	10.0	69	683	10.0	69
				2,854			2,854

KYAT = KYAT Currency

4.10.3 Related transactions between the Bank and subsidiaries, associates, and related companies, which were made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at September 30, 2001, are as follows:

Baht : Million

	September 30, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	2,593
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	1
SCB Securities Co., Ltd.	-	-	-	52
The Book Club Finance PCL.	-	-	103	-
The Samaggi Insurance PCL.	-	-	-	33
Services				
SCB Business Services Co., Ltd.	-	-	-	32
SCB Training Centre Co., Ltd.	-	-	100	1
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam appraisal and Service Co., Ltd.	-	-	-	5
Siam Pitiwat Co., Ltd.	-	-	-	4
SCB Research Institute Co., Ltd.	-	-	-	1
Sub Sri Thai Warehouse PCL.	-	-	-	1
Supapirom Co., Ltd.	-	1	-	1
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	25
Mahisorn Co., Ltd.	-	-	3,797	9
Thai International Property Development Co., Ltd.	-	-	-	1
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	17
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	14	-	14
Siam Commercial New York Life Insurance PCL.	-	58	-	58
The SCB Leasing Co., Ltd.	400	19	400	19
SCB Asset Management Co., Ltd.	-	5	-	5
The Vina Siam Bank (Vietnam)	-	1	-	1
Siam Panich Leasing PCL.	854	63	854	63
Siam Sammaggi Leasing Co., Ltd.	200	21	200	21
Service				
Siam Niti Law Office Co., Ltd.	-	13	-	13

Baht : Million

	September 30, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (continued)				
Real Estate				
Christiani & Nielsen (Thai) PCL.	99	21	99	21
TSS Real Estate Co., Ltd.	300	-	300	-
Others				
The Siam Sanwa International Co., Ltd.	22	4	22	4
Siam Media and Communication Co., Ltd.	1,391	4	1,391	4
Thai Baroda Industries Co., Ltd.	1,026	4	1,026	4
Thai Fuji Xerox Co., Ltd.	-	28	-	28
Thai Hoya Lens Co., Ltd.	-	28	-	28
SCB Biotech Co., Ltd.	-	1	-	1
Related Companies (10% to 20% Ownership)				
Finance & Insurance	14	132	14	132
Service	2,634	174	2,634	174
Real Estate	-	6	-	6
Others	2,169	176	2,169	176
Related Company (Shareholding through debt restructure process)				
ITV PCL.	827	16	827	16
Nawarat Pattanakarn PCL.	166	110	166	110
Siam General Factoring PCL.	168	6	168	6
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	971	-	971
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	988	138	988	138
Associated Companies				
Siam Sindhorn Co., Ltd.	6,077	2	6,077	2
Others	2,418	585	2,418	585
	19,753	2,609	23,792	5,384

Outstanding loans and deposits as at December 31, 2000, were as follows:

Baht : Million

	December 31, 2000			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	6
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	61
SCB Book Club Securities Co., Ltd.	-	-	-	44
SCB Securities Co., Ltd.	-	-	-	29
The Book Club Finance PCL.	-	-	53	1
The Samaggi Insurance PCL.	-	-	-	33
Services				
SCB Advisory Services Co., Ltd.	-	-	-	2
SCB Training Centre Co., Ltd.	-	-	106	1
Siam Information and Processing Co., Ltd.	-	-	-	28
Siam Integrated Service Co., Ltd.	-	-	-	4
Siam appraisal and Service Co., Ltd.	-	-	-	3
Siam Pitiwat Co., Ltd.	-	-	-	3
SCB Research Institute Co., Ltd.	-	-	-	2
Sub Sri Thai Warehouse PCL.	-	-	-	5
Supapirom Co., Ltd.	-	1	-	1
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	117	7
Mahisorn Co., Ltd.	-	-	3,895	23
Thai International Property Development Co., Ltd.	-	-	-	1
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	70
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	37	-	37
Siam Samaggi Leasing Co., Ltd.	164	2	164	2
SCB Holding Co., Ltd.	-	8	-	8
Siam Commercial New York Life Insurance PCL.	-	95	-	95
The Siam Sanwa Leasing Co., Ltd.	127	1	127	1
SCB Asset Management Co., Ltd.	-	1	-	1
The Vina Siam Bank (Vietnam)	-	45	-	45
Siam Panich Leasing PCL.	1,448	23	1,448	23
Service				
Siam Niti Law Office Co., Ltd.	-	16	-	16
Thai International Rent A Car Co., Ltd.	122	1	122	1
Asian Marine Services PCL.	487	-	487	-
Thai Container System Co., Ltd.	-	11	-	11
Siam Children Care Co., Ltd.	2	-	2	-
Siam Health Care Co., Ltd.	3	-	3	-
Food Fair Ratcharyothin Co., Ltd.	-	1	-	1

Baht : Million

	December 31, 2000			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (continued)				
Real Estate				
Christiani & Nielsen (Thai) PCL.	71	1	71	1
TSS Real Estate Co., Ltd.	300	-	300	-
Others				
The Siam Sanwa International Co., Ltd.	30	3	30	3
Siam Media and Communication Co., Ltd.	1,404	9	1,404	9
Thai Baroda Industries Co., Ltd.	899	5	899	5
Sonoco Asian Corporation (Thailand) Ltd.	-	3	-	3
Alcan Nikkei Thai Co., Ltd.	-	2	-	2
Thai Fuji Xerox Co., Ltd.	-	64	-	64
Thai Hoya Lens Co., Ltd.	-	38	-	38
Saturn Inc.	-	27	-	27
SCB Biotech Co., Ltd.	-	1	-	1
Related Companies (10% to 20% Ownership)				
Finance & Insurance	19	142	19	142
Service	3,760	137	3,760	137
Real Estate	603	51	603	51
Other	2,373	316	2,373	316
Related Companies (Shareholding through debt restructure process)				
ITV PCL.	493	53	493	53
Nawarat Pattanakarn PCL.	251	40	251	40
Siam General Factoring PCL.	35	26	35	26
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	894	-	894
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	1,609	73	1,609	73
Associated Companies				
Siam Sindhorn Co., Ltd.	6,046	1	6,046	1
Others	2,522	227	2,522	227
	22,768	2,355	26,939	2,678

4.10.4 Income and expenses between the Bank and subsidiaries, associated companies and related companies for the period ended September 30, 2001 and 2000, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	September 30, 2001		September 30, 2000	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	163	118	275	125
Major-shareholder	-	-	-	10
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	8	59	22	72
Major-shareholder	2	6	2	2

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	September 30, 2001		September 30, 2000	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary Companies	189	27	128	23
Associated Companies	159	104	207	110
Major-shareholder	-	-	-	10
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary Companies	2	272	5	335
Associated Companies	8	51	21	45
Major-shareholder	2	6	2	2

For the nine-month period ended September 30, 2000, the Bank bought assets from related parties at market prices, which were appraised by independent appraisers, amounting to Baht 1,436 million.

In 2000, Chatuchak Asset Management Co., Ltd. bought receivables from Book Club Finance PCL. as described in Note 4.4.

4.10.5 Outstanding balance of contingencies as at September 30, 2001 and December 31, 2000, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Contingencies		Contingencies	
	September 30, 2001	December 31, 2000	September 30, 2001	December 31, 2000
Subsidiary companies	23	30	23	30
Associated companies	3,677	3,730	3,677	3,730

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have right to purchase the shares from the Ministry of Finance according to the condition of cover warrants issued by the Ministry of Finance. The Bank spent Baht 32,500 million that were received from the Ministry of Finance following the capital increment to invest in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

4.11 Income tax

For the quarters and for the nine-month periods ended September 30, 2001 and 2000 the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.12 Prior year adjustment

The retained earnings (deficit) brought forward of the year 2000 presented in the Bank's financial statements were retrospective adjusted which reflected the change in the accounting policy of investment in subsidiaries and associated companies to the equity method of Baht 4,323 million (see Note 3.1).

4.13 Events occurring after the balance sheet date

4.13.1 The preferred shares of 26,162,600 shares have been converted 26,162,600 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on October 10, 2001.

4.13.2 On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified term. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund.

The Bank and TAMC agreed to recognize any profits and losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits and losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits and losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be all given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and the transferred price of the sub-quality assets transferred to TAMC. The residual amount of the profit portions will be all given to TAMC. In case when the losses are realized, it will be shared between TAMC and the Bank. The Bank will take the first portion of the losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. The residual amount of the loss portions will be absorbed by TAMC.

The Bank estimated that the sub-quality assets which will be transferred to TAMC would have book value approximately Baht 9,561 million (net off the related allowance for doubtful accounts approximately Baht 6,656 million).

On October 31, 2001, the Bank transferred a certain of sub-quality assets with a book value of Baht 4,543.1 million (net off allowance for doubtful accounts of Baht 3,772.6 million) to TAMC according to the Asset Transfer Agreement. The Bank has not received the promissory note for transferring such assets because it was in the process of reviewing and considering by TAMC. The remaining sub-quality assets will be transferred to TAMC according to the Asset Transfer Agreement later.

4.14 The significant financial position and the results from operations by domestic and foreign operations

4.14.1 The financial position classified by business type as at September 30, 2001 and December 31, 2000:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2001			December 31, 2000		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
Total assets	699,848	29,877	729,725	680,014	38,775	718,789
Interbank and money market items (Assets)	79,137	3,545	82,682	53,749	5,355	59,104
Investment-net	108,879	14,475	123,354	108,023	9,652	117,675
Loans	465,419	6,817	472,236	480,356	10,856	491,212
Deposits	596,251	8,669	604,920	583,240	14,969	598,209
Interbank and money market items (Liabilities)	10,061	4,188	14,249	10,771	6,930	17,701
Borrowings	13,792	12,326	26,118	13,817	12,183	26,000
Contingencies	327,174	82,666	409,840	302,836	101,006	403,842

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2001			December 31, 2000		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
Total assets	698,256	26,808	725,064	674,992	36,031	711,023
Interbank and money market items (Assets)	78,385	1,754	80,139	53,262	4,043	57,305
Investment-net	116,512	14,232	130,744	112,778	9,393	122,171
Loans	461,635	6,115	467,750	475,914	9,937	485,851
Deposits	596,438	6,560	602,998	579,935	13,172	593,107
Interbank and money market items (Liabilities)	10,062	4,157	14,219	10,779	6,829	17,608
Borrowings	13,398	12,326	25,724	13,419	12,183	25,602
Contingencies	327,155	82,449	409,604	302,822	100,865	403,687

4.14.2 The results of operations classified by business type for the quarters ended September 30, 2001 and 2000 which have not been audited:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2001				September 30, 2000			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	7,771	658	(411)	8,018	8,662	1,155	(749)	9,068
Interest expenses	3,894	569	(411)	4,052	5,058	1,002	(749)	5,311
Net interest income	3,877	89	-	3,966	3,604	153	-	3,757
Non-interest income	1,670	119	-	1,789	2,219	119	-	2,338
Non-interest expenses	5,084	134	-	5,218	5,146	154	-	5,300
Income (loss) before income tax	463	74	-	537	677	118	-	795

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2001				September 30, 2000			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	7,698	635	(411)	7,922	8,597	1,132	(749)	8,980
Interest expenses	3,866	562	(411)	4,017	5,042	997	(749)	5,290
Net interest income	3,832	73	-	3,905	3,555	135	-	3,690
Non-interest income	1,355	94	-	1,449	1,609	107	-	1,716
Non-interest expenses	4,743	108	-	4,851	4,523	129	-	4,652
Income (loss) before income tax	444	59	-	503	641	113	-	754

4.14.3 The results of operations classified by business type for nine-month periods ended September 30, 2001 and 2000:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2001				September 30, 2000			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	24,215	2,597	(1,618)	25,194	26,273	3,362	(2,145)	27,490
Interest expenses	12,420	2,225	(1,618)	13,027	15,506	2,953	(2,145)	16,314
Net interest income	11,795	372	-	12,167	10,767	409	-	11,176
Non-interest income	5,094	434	-	5,528	9,625	371	-	9,996
Non-interest expenses	15,473	464	-	15,937	17,745	494	-	18,239
Income (loss) before income tax	1,416	342	-	1,758	2,647	286	-	2,933

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2001				September 30, 2000			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,962	2,512	(1,618)	24,856	25,995	3,297	(2,143)	27,149
Interest expenses	12,324	2,207	(1,618)	12,913	15,334	2,940	(2,143)	16,131
Net interest income	11,638	305	-	11,943	10,661	357	-	11,018
Non-interest income	4,159	367	-	4,526	7,164	333	-	7,497
Non-interest expenses	14,465	397	-	14,862	15,294	434	-	15,728
Income (loss) before income tax	1,332	275	-	1,607	2,531	256	-	2,787

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

9 Rutchadaphisek Road, Ladyao, Jatujak, Bangkok 10900 Tel. (662) 544-1111, 937-7777

http://www.scb.co.th

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

BSS. 440049 October 18, 2001

02 FEB -8 AM 8: 14

President,

The Stock Exchange of Thailand

Re: Change in the SCB's Board of Directors

Dear Sir,

At the Meeting No. 6/2001 of the Board of Directors of The Siam Commercial Bank PCL, held on October 12, 2001, the Board acknowledged the resignation from directorship of Mr. Olarn Chaipravat and Mr. Banterng Tantivit, effective on October 17, 2001.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and CEO

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Ratchada Bhisek Road, Bangkok 10900.
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai Text
No. Tor Thor. 14-440833

19 October , 2001

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of October 16, 2001)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,270,110
	Debentures requested conversion	-
	Outstanding unconverted debentures	4,729,890
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	42,336,975
	Requested - conversion - common - stocks	-
	Outstanding common stocks for conversion	157,663,025
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	-

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Registrar 1 Team
Capital Market Department
Tel : 544 - 3943- 48

PL 5H-2

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 440055 November 29, 2001

President,

The Stock Exchange of Thailand

Re: Change in the exercise date of warrants to purchase preferred shares of
Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

Since December 22, 2001 is a bank holiday, the exercise date will be changed as follows:

Notice of exercise period:	December 8-21, 2001
Exercise date:	December 24, 2001
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours: 09.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan 08.30 a.m. - 15.30 p.m. for other provincial branches 2. Form of exercise notice is obtainable at the Bank's head office and

3. The following documents must be delivered for the exercise
   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in
   (2) Warrant certificates in the amount specified in the notice of exercise
   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.

Warrant exercise by non-Thai persons: Non -Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

Sataporn Jinachitra

(Mr.Sataporn Jinachitra)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- TRANSLATION FROM THAI TEXT -

BSS 440056 December 4, 2001

President,

The Stock Exchange of Thailand

Re: Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

Since December 31, 2001 is a bank holiday, the conversion date will be changed as follows:

Conversion Notice	December 14 – 28, 2001
Exercise Date	December 28, 2001
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(3) Documents required to be delivered for conversion are:
	1. form of conversion notice as prescribed by the Bank;
	2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

Sataporn Jinachitra

(Mr. Sataporn Jinachitra)

Senior Executive Vice President

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS. 440058 December 26, 2001

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For December 24, 2001 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

Sataporn Jinachitra

(Mr.Sataporn Jinachitra)

Senior Executive Vice President

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 450001 January 4, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 28, 2001 exercise date, applications for conversion were for 4,697,700 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(243,892,390)	Shares
Conversion per this exercise date (December 28, 2001)	(4,697,700)	Shares
Convertible preferred shares outstanding	2,251,467,577	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	42,336,975	Shares
Previous conversion from preferred shares	243,892,390	Shares
Conversion per this exercise date (December 28, 2001)	4,697,700	Shares
Total ordinary shares outstanding	879,687,138	Shares
No. of new converted shares held by **foreign** shareholders	4,631,200	Shares
No. of new converted shares held by **local** shareholders	66,500	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

Sataporn Jinachitra

(Mr. Sataporn Jinachitra)
Senior Executive Vice President

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

BSS 2-450005

January 9, 2002

Re: Expiration of the warrants to purchase Siam Commercial Bank's preferred shares issued by the Ministry of Finance (SCB-C1)

To: The holders of SCB -C1

Reference is made to 1,250,000,000 units 3-year warrants to purchase Siam Commercial Bank's preferred shares issued by the Ministry of Finance (SCB-C1) which are due to expire on May 10, 2002.

On January 8, 2002, The Ministry of Finance notified the Stock Exchange of Thailand that "The Ministry of Finance will adhere to all provisions in the Warrant Agreements under the Government's Tier-1 Capital Support Program", which means that the life of SCB- C1 will not be extended after its expiration on May 10, 2002.

Accordingly, the last day for trading SCB -C1 on the Stock Exchange of Thailand will be May 9, 2002, since trading of SCB-C1 will be suspended on May 10, 2002 in accordance with SET regulation. The last day for the warrant holders to exercise their rights to purchase Siam Commercial Bank's preferred shares from the Ministry of Finance at Baht 29.46 per share will be May 10, 2002. For further information, please contact Investor Relations Team at 0-2544-4205-7 or Shareholder Services Team at 0-2544-4216-8.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Secretary to the Board of Directors

Questions and answers concerning the Ministry of Finance (MOF)'s plan on covered warrants to purchase SCB preferred shares issued by MOF (SCB-C1)

Q.1 What is the warrant (SCB-C1) and what are its main features?

A.1 SCB-C1 is a covered warrant which entitles its holder the right to purchase SCB preferred share from the Ministry of Finance (MOF) in the proportion of 1 warrant to 1 preferred share at the exercise price of 29.46 Baht per share. The Minister of Finance issued 1,250 million warrants with a 3-year maturity from the issue date (May 10, 1999).

Q.2 Who were the initial recipients of MOF's warrant (SCB-C1) issue?

A.2 MOF issued SCB-C1 to the initial private investors who participated in the Bank's recapitalization in May 10, 1999 under the Government's Tier 1 Capital Support Program. Three other participants in the Program besides SCB are Tisco Securities Co., Ltd. (TISCO-C1), SG Asia Credit PCL. (ACL-C1) and Thai Military Bank (TMB-C1).

Q.3 What is the implication of MOF's statement (to SET on January 8, 2002) that it will proceed as described in the Warrant Agreement?

A.3 According to the Warrant Agreement, SCB-C1 has a maturity of 3 years and is due to expire on May 10, 2002. MOF's statement implies that SCB-C1's maturity will not be extended after its expiry date.

Q.4 Do holders of SCB-C1 still have the right to exercise their warrants at this moment?

A.4 SCB-C1 holders have the right to exercise the warrants into SCB preferred shares until May 10, 2002 on every business day at their brokers at the exercise price of 29.46 baht per share. (The close price of SCB preferred share (SCB-P) on January 9, 2002 was 19.20 baht)

Q.5 If SCB-C1 holders do not want to exercise the warrants, what other options do they have?

A.5 SCB-C1 holders can also sell SCB-C1 on the SET through their brokers because SCB-C1 is listed on the SET.

Q.6 If the holder of SCB-C1 decides not to exercise the warrants, does it mean that he will no longer have the exercise right?

A.6 The last day for SCB- C1 exercise is May 10, 2002. After that, such right will be no longer exist. In other word, SCB-C1 will become worthless after May 10, 2002.

Q.7 What are the effects of MOF's decision on SCB?

A.7 MOF will continue to be SCB's major shareholder (approximately 39%) until it sells the preferred shares. MOF's decision has no effect on SCB's capital funds and financial status.

Q.8 As MOF is a major shareholder of SCB, is there any possibility that SCB will become a state bank?

A.8 MOF is holding SCB preferred shares under the Government's Tier 1 Capital Support Program (August 14, 1998) under the principle that it has no intention to hold onto the bank's shares or will hold the smallest amount possible. MOF clearly stated that it will support SCB's operations as a private bank and will not intervene in the operations of the bank.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation -

BSS. 450012 21 January 2002

President,

The Stock Exchange of Thailand

Re: Changes in the SCB's Board of Directors

At the 2/2002 meeting of the Board of Directors of the Siam Commercial Bank, convened on 21 January 2002, the Board considered the nominations for the directorship, submitted according to the procedure of the Nomination Committee chaired by Mr. Anand Panyarachun, and passed a unanimous resolution to appoint Mr Bodin Asavanich and Mrs. Kannikar Chalitaporn as directors of the Bank to fill the vacated seats. Mr. Bodin Asavanich will also serve as a member of the Executive Committee. Both appointments are effective from 21 January 2002.

The Board also considered the term of office of Khunying Jada Wattanasiritham, the incumbent President. Mr. Vichit Suraphongchai, Chairman of the Executive Committee, proposed that the Board reappoint Khunying Jada Wattanasiritham for a second term of 3 years beginning 1 May 2002. The Board passed a unanimous resolution to approve Khunying Jada Wattanasiritham's reappointment as proposed.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and CEO